As filed with the Securities and Exchange Commission on January 17, 1996
                                                     Registration No. 33-64331


 -----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                   AETNA LIFE INSURANCE AND ANNUITY COMPANY
            (Exact name of registrant as specified in its charter)

   Connecticut                                           71-0294708
   (State or other jurisdiction                          (I.R.S. Employer
   of incorporation or organization)                     Identification No.)
                             151 Farmington Avenue
                          Hartford, Connecticut 06156
                                (203) 273-7834
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           Susan E. Bryant, Esquire
                   Aetna Life Insurance and Annuity Company
                             151 Farmington Avenue
                          Hartford, Connecticut 06156
                                (203) 273-7834
           (Name, address including zip code, and telephone number,
                  including area code, of agent for service)

     Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ X ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this form, check the following box: [   ]


                        CALCULATION OF REGISTRATION FEE
 =============================================================================
 Title of                          Proposed       Proposed
 each class            Amount      maximum         maximum         Amount of
 of securities         to be    offering price    aggregate       registration
 to be registered    Registered    per unit      offering price      fee
 -----------------------------------------------------------------------------
 Interests under
 modified
 guaranteed deferred
 annuity contracts...$58,000,000      *            $58,000,000      $20,000^
 =============================================================================
* The securities being registered are not issued in predetermined amounts or units.
^ Registration  fee of $20,000 paid on November 16, 1995.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   AETNA LIFE INSURANCE AND ANNUITY COMPANY
                       Cross Reference Sheet pursuant to
                          Regulation S-K, Item 501(b)


     Form S-2 Item Number                            Caption In Prospectus

1.   Forepart of the Registration Statement and      Cover Page
     Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover Pages       Cover Page
     of Prospectus

3.   Summary Information, Risk Factors and           Summary Information;
     Ratio of Earnings to Fixed Charges              Description of Contracts;
                                                     Financial Statements

4.   Use of Proceeds                                 Investments

5.   Determination of Offering Price                 Not Applicable

6.   Dilution                                        Not Applicable

7.   Selling Security Holders                        Not Applicable

8.   Plan of Distribution                            Distribution of Contracts

9.   Description of Securities to be Registered      Description of Contracts

10.  Interests and Named Experts and Counsel         Experts


11.  Information with Respect to the Registrant      Appendix B and C


12.  Incorporation of Certain Information by         Incorporation of Certain
     Reference                                       Documents by Reference

13.  Disclosure of Commission Position on            Not Applicable
     Indemnification for Securities Act
     Liabilities

P R O S P E C T U S


                   AETNA LIFE INSURANCE AND ANNUITY COMPANY

                           AETNA MULTI-RATE ANNUITY

                             151 Farmington Avenue
                          Hartford, Connecticut 06156

     This Prospectus describes certain modified guaranteed deferred annuity contracts offered by Aetna Life Insurance and Annuity Company ("Company"). The contracts are issued as individual or group contracts and allow you to earn interest and accumulate amounts on a tax deferred basis. The funds you accumulate can be used to provide annuity payments or other benefits.


     Individual contracts may be purchased directly or as a rollover Individual Retirement Annuity. Group contracts may be purchased for both qualified and non-qualified plans. Interests under a group contract will be evidenced by the issuance to you of a separate certificate. Individual contracts and certificates under group contracts are both referred to herein as the "Contract." This Prospectus should be read thoroughly before you purchase a Contract.


     A minimum single purchase payment of at least $10,000 must accompany the application for a Contract. Under the Contracts, the Company sets various rates of interest ("Guaranteed Rate") that are paid for varying periods ("Guaranteed Period"). You choose the Guaranteed Period for which you would like to invest, and at the end of that Guaranteed Period you may reinvest your accumulated funds in another Guaranteed Period. Information concerning available Guaranteed Periods and Guaranteed Rates may be obtained by calling 1-800-531-4547.

     You may withdraw all or part of your accumulated funds at any time. Withdrawals prior to the end of a Guaranteed Period may be subject to a Market Value Adjustment and a surrender fee. Upon a full withdrawal, you could therefore receive less than your purchase payment.

                            ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ----------------------

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY ANY BANK, NOR ARE THEY INSURED BY THE FDIC; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


                            ----------------------




The date of this Prospectus is ______________, 1996.

                             AVAILABLE INFORMATION

     The  Company  is  subject  to  the  informational   requirements  of  the
Securities Exchange Act of 1934 ("Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     This Prospectus includes as Appendix B and C, respectively, a copy of the Company's annual report on Form 10-K for the year ended December 31, 1994, and a copy of the Company's latest quarterly report on Form 10-Q. Reference is made to those reports for a description of the Company and its business, including financial statements.


     The Company intends to deliver to holders of outstanding Contracts account statements at least annually and such other periodic reports as may be required by law, but it is not anticipated that any such reports will include periodic financial statements or information concerning the Company.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1994, and all reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1994, including all quarterly reports on Form 10-Q, are incorporated by reference. The Company's annual report on Form 10-K for the year ended December 31, 1994 and the quarterly report on Form 10-Q for the quarter ended September 30, 1995 have been included herein.

     The Company's annual report on Form 10-K includes independently audited financial statements as of December 31, 1994. Interim financial statements of the Company are contained in the Company's Form 10-Q quarterly reports.

         Where any document or part thereof is incorporated by reference in this Prospectus and not delivered herewith, the Company will undertake to provide without charge to each person, including any beneficial owner to whom a Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus. Any request for such information should be addressed to Aetna Life Insurance and Annuity Company, 151 Farmington Ave., Hartford, Connecticut 06156.

                               TABLE OF CONTENTS
                                                                         Page


AVAILABLE INFORMATION....................................................  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  2
SUMMARY INFORMATION......................................................  5
SPECIAL TERMS............................................................  7
  Current Value..........................................................  7
  Annuitant..............................................................  7
  Annuity Date...........................................................  8
  Annuity Option.........................................................  8
  Beneficiary............................................................  8
  Guaranteed Period......................................................  8
  Guaranteed Rate........................................................  8
  In Writing.............................................................  8
  You....................................................................  8
DESCRIPTION OF CONTRACTS.................................................  9
  The Application Process................................................  9
  Free Look..............................................................  9
  The Accumulation Period................................................ 10
    Guaranteed Periods and Guaranteed Rates.............................. 10
    Your Choices at the end of a Guaranteed Period....................... 11
    Withdrawals and Surrenders........................................... 12
    The Market Value Adjustment.......................................... 16
    Premium Taxes........................................................ 16
    Maintenance Fees..................................................... 17
    Death Benefit........................................................ 17
    Death Benefit Options Available to Your Beneficiary.................. 17
  Annuity Period......................................................... 18
    Selecting an Annuity Date............................................ 18
    Annuity Payments..................................................... 18
    Annuity Options...................................................... 19
    Payment Upon Death After Annuity Payments Begin...................... 20
INVESTMENTS.............................................................. 20
PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES........................ 21
AMENDMENT OF THE CONTRACTS............................................... 22
DISTRIBUTION OF THE CONTRACTS............................................ 22
FEDERAL INCOME TAXES..................................................... 23
  The Company............................................................ 23
  Taxes You or Others Pay - Non-Qualified Contracts...................... 23
    Accumulation Period.................................................. 23
    Annuity Payments..................................................... 23
    Withdrawals Before the Annuity Date.................................. 24
    Penalty For Premature Withdrawals and Payments....................... 24

    Partial Annuitization................................................ 24
    Distribution-At-Death Rules.......................................... 24
    Certain Tax-Free Exchanges........................................... 25
  Taxes You or Other Pay - Qualified Contracts........................... 25
    Contracts Purchased As A Rollover Individual Retirement Annuity...... 25
    Withholding on Eligible Rollover Distributions....................... 26
    Qualified Pension, Profit-Sharing Plans, or Annuity Plans............ 26
    Tax Sheltered Annuities.............................................. 26
    Withholding of Taxes................................................. 27
    See Your Own Tax Adviser............................................. 27
LEGAL MATTERS............................................................ 27
EXPERTS.................................................................. 27
FURTHER INFORMATION...................................................... 28
INQUIRIES................................................................ 28
APPENDIX A:  Calculating A Market Value Adjustment
APPENDIX B:  Form 10-K For Fiscal Year Ended December 31, 1994
APPENDIX C:  Form 10-Q For Quarter Ended September 30, 1995

                              SUMMARY INFORMATION

     The Contract is an annuity contract issued to you by the Company that allows you to invest and accumulate funds while deferring taxes on the interest you earn.

     You make a single purchase payment for a Contract. The minimum purchase payment is $10,000. You may make larger payments, or you may buy more than one Contract. Purchase payments over $1,000,000 require the Company's prior approval. Your purchase payment earns interest at fixed rates that the Company guarantees will not change during certain fixed periods. The interest rates that we guarantee are called Guaranteed Rates, and the fixed periods during which these rates are guaranteed are called Guaranteed Periods.

     When you purchase a Contract, you select the Guaranteed Period you want from among those the Company then offers. Except as described below, your purchase payment will earn interest at the Guaranteed Rate for the duration of the Guaranteed Period you select. Guaranteed Periods always start on the first business day of the month. During the period of time between the date your purchase payment is credited and the start of the Guaranteed Period you select, your purchase payment earns interest at the Guaranteed Rate applicable to the Guaranteed Period you selected. The Guaranteed Rates offered will never be less than the minimum guaranteed interest rate stated in the Contract. The Company offers Guaranteed Periods of one to 10 years. You may divide your single purchase payment among any of the various Guaranteed Periods that we offer, but you must invest at least $1,000 in any single Guaranteed Period selected.

     Except for Contracts issued in the State of New York, for Guaranteed Periods of greater than one year more than one Guaranteed Rate may be applicable during a Guaranteed Period. For example, a Guaranteed Period of five years may apply one Guaranteed Rate for the first year, a different Guaranteed Rate for the next two years, and a third Guaranteed Rate for the last two years.

     At the end of any Guaranteed Period, you can elect to reinvest the current value of your Contract in another Guaranteed Period then available, withdraw all or part of your current value, or choose to start your annuity payments, subject to certain restrictions. The Company will notify you at least 18 days before the end of any Guaranteed Period in which you have current value. If you make no election, the current value of your Contract automatically will be reinvested for a Guaranteed Period equal to the one just completed, or if not available, the next shortest Guaranteed Period then available. If no such shorter Guaranteed Period is available, the next longest Guaranteed Period will be used.

     THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED RATES TO BE DECLARED. THE COMPANY CANNOT PREDICT NOR CAN THE COMPANY GUARANTEE WHAT THE GUARANTEED RATES WILL BE FOR FUTURE GUARANTEED PERIODS UNTIL SUCH RATES ARE DECLARED. (See "Guaranteed Periods and Guaranteed Rates.")

     You may withdraw all or part of your Contract's current value at anytime. However, such withdrawals may be subject to a surrender fee, a Market Value Adjustment, a deduction for premium taxes and maintenance fees, and/or federal income taxes and tax penalties. Except as described below, a surrender fee is imposed on any amount of your purchase payment withdrawn during the first seven years of your Contract. For purposes of this fee it is assumed that you are withdrawing all or a portion of your purchase payment first, not your earnings. The amount of the surrender fee is initially 7%, and declines periodically thereafter to 0% after the seventh year. The surrender fee is not applicable to any amounts withdrawn at the end of a Guaranteed Period if appropriate notice has been given. The surrender fee is also not applicable to any amounts used to provide annuity payments.

     After you own your Contract for one year, you are entitled to one Special Withdrawal per year, up to a maximum amount equal to 10% of the current value of your Contract at the time of your withdrawal. Also, if the current value of your Contract exceeds $25,000, you can arrange a program of Systematic Withdrawals, which allows you to withdraw specified amounts or percentages of your Contract's current value or to withdraw amounts over specified time periods that you determine. Similarly, for Contracts purchased as Individual Retirement Annuities, if you are at least age 70 1/2 and the current value of your Contract exceeds $25,000, you can arrange a program of annual withdrawals through the Estate Conservation Option, which is designed to provide annual payments in an amount equal to the minimum distribution that is required to be withdrawn each year under the federal tax laws. Surrender fees do not apply to Special Withdrawals, Systematic Withdrawals or withdrawals under the Estate Conservation Option or the Nursing Home Waiver, but such withdrawals may be subject to taxes, penalties and withholding taxes. (See "Federal Income Taxes.")


     A Market Value Adjustment is an adjustment applied to any amounts you withdraw prior to the end of your Guaranteed Period. The Market Value Adjustment may increase or decrease the amount of your withdrawal. The Market Value Adjustment reflects the change in value of your investment in a Guaranteed Period due to changes in interest rates since the start of that Guaranteed Period. Generally, when interest rates decrease, the value of your investment increases, and the Market Value Adjustment amount is positive.
Conversely, when interest rates increase, the value of your investment decreases, and the Market Value Adjustment amount is negative. If interest rates increase significantly, upon the withdrawal of the current value of your Contract before the end of the Guaranteed Period, the amount you receive could be less than the amount you invested at the start of the Guaranteed Period. The amount of the Market Value Adjustment is determined by using the formula described in Appendix A. The Market Value Adjustment does not apply to Systematic Withdrawals or withdrawals under the Estate Conservation Option, but it is applicable to Special Withdrawals and withdrawals under the Nursing Home Waiver. The Market Value Adjustment also does not apply to amounts withdrawn at the end of your Guaranteed Period, if appropriate notice has been given.


     Under certain emergency conditions, the Company may defer payment of any withdrawal, including surrenders, for a period not exceeding six months from the date of receipt of a withdrawal or surrender request.

     You choose when you want your annuity payments to start. Your annuity payments can start anytime after the first year of your Contract, upon your selection of an annuity option. You may use all or part of the current value of your Contract to provide annuity payments. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment may be applied to any amounts used to start annuity payments. The annuity option you select also determines the number, amount and frequency of your annuity payments. Your annuity payments can be for a fixed period of time, for your life, for the life of another person you select, or for the joint lives of you and another person.

     The Contract also provides a death benefit, which is paid if you or the annuitant die before your annuity payments start. The amount of the death benefit equals the current value of your Contract, provided that the death benefit is paid within six months of the death of the annuitant. If paid after six months of the date of death of the annuitant, or if paid upon your death and you are not the annuitant, the death benefit equals the current value of your Contract as adjusted by any applicable Market Value Adjustment. Additionally, if you die and you are not the annuitant, the death benefit payable will be subject to a surrender fee, if applicable. In certain circumstances, your beneficiary or joint holder may have the option to continue the Contract rather than receiving the death benefit.

     The Company currently pays all state and local premium taxes on your Contract when due. The Company recovers applicable taxes paid on your behalf by deducting an appropriate amount from the current value of your Contract when annuity payments start, or earlier upon surrender of your Contract. Currently, such taxes range up to 3.5% of the amount of current value of the Contract used for annuity payments. The Company reserves the right to deduct premium taxes at any time from your purchase payment or from the current value of your Contract based upon the Company's determination of when such tax is due.


                                SPECIAL TERMS

     As used in this Prospectus, the following terms have the indicated meanings:


Current Value

     As of any given date, your purchase payment plus interest credited, less any amount withdrawn or used to provide annuity payments. The Current Value will also reflect any deduction for premium taxes, in the event such taxes are deducted from your purchase payment, and any deduction for maintenance fees, if such fees are applicable.

Annuitant

     The person whose life is measured for purposes of the duration of annuity payments or the payment of the death benefit. This individual is designated by you in your application. Prior to the Annuity Date you may request In Writing to change the designated Annuitant, but any such change is only effective if approved by the Company.

Annuity Date

     The date your annuity payments start under an annuity option you elect. This date may be any time after the first year of your Contract, and will be the later of the Annuitant's 85th birthday, or the tenth anniversary of your purchase payment, unless you elect otherwise.


Annuity Option

     The method you select for your annuity payments to be made.


Beneficiary

     The person(s) entitled to receive any payment from the Contract upon your death, the death of the Annuitant if not you, or the death of a joint holder, as applicable. This person is designated by you in your application. If a joint holder dies, the surviving joint holder will be deemed the designated Beneficiary, and any other Beneficiary on record will be treated as the contingent Beneficiary.


Guaranteed Period

     The period for which Guaranteed Rates are credited.


Guaranteed Rate

     The interest rate that we guarantee to pay during Guaranteed Periods.


In Writing

     A written form satisfactory to the Company and received at its offices addressed to: Aetna Life Insurance and Annuity Company, 151 Farmington Avenue, Hartford, Connecticut 06156.

You

     The person who owns and holds the Contract. You may have a joint holder, but only if such joint holder is your spouse. With respect to a group contract, "you" refers to the person or persons who has or have been issued a certificate under the group contract. Where there are joint holders of the Contract, each must join in making any request or election or to take any action pursuant to the Contract.

                           DESCRIPTION OF CONTRACTS

The Application Process

     To begin the application process, you must submit a completed application and your purchase payment to the Company for approval. The minimum purchase payment is $10,000. The Company retains the right to limit the amount of the maximum purchase payment, and all purchase payments over $1,000,000 require the Company's approval. You may not make any additional purchase payments under an existing Contract. However, additional Contracts may be purchased by eligible persons at the then prevailing Guaranteed Rates and terms.

     The Company will accept or reject an application within two business days of its receipt. If the application is incomplete, the Company may hold it and any accompanying purchase payment for five days. A purchase payment may be held for longer periods only with your consent, pending acceptance of the application. If the application is accepted, a Contract will be issued to you. If the application is rejected, the application and any purchase payment will be returned to you.

     If your application is properly completed and accepted by the Company, your purchase payment becomes part of the Company's general assets and is credited to an account established for you. The Company will confirm the crediting of your purchase payment In Writing within five business days of receipt of your properly completed application. You start earning interest on your purchase payment beginning on the effective date of your Contract, which is the date your purchase payment is credited.

     A Contract may be purchased as a rollover Individual Retirement Annuity by transferring amounts previously accumulated (rollover amounts) under another Individual Retirement Annuity or an Individual Retirement Account under Section 408 of the Internal Revenue Code of 1986 ("Tax Code"), or a retirement plan qualified under Section 401 or 403 of the Tax Code. Certain qualified and non-qualified plans may also purchase a Contract. (See Appendix A.)

     The Company reserves the right to reject an application and, in such case, any purchase payment will be returned to you without interest. The Company will deliver your Contract within a reasonable time after receipt and acceptance of your properly completed application and purchase payment.


Free Look

     You may cancel your Contract within ten days of receiving it (or as otherwise provided by state law) by giving Aetna written notice and returning your Contract. Upon cancellation, the Company will return your purchase payment to you within seven days after it receives your notice of cancellation.

The Accumulation Period

     Guaranteed Periods and Guaranteed Rates

     In your application you select the Guaranteed Period you want from among those Guaranteed Periods the Company then offers. Your purchase payment earns interest at the Guaranteed Rate applicable to that Guaranteed Period. Guaranteed Periods always start on the first business day of the month. During the period of time between the date your purchase payment is credited and the start of the Guaranteed Period you selected, your purchase payment earns interest at the Guaranteed Rate applicable to the Guaranteed Period you selected. The Company offers Guaranteed Periods ranging in duration from one to 10 years. You may divide your single purchase payment among any of the various Guaranteed Periods that we offer, but you must invest at least $1,000 in any single Guaranteed Period selected, and not less than $10,000 in all Guaranteed Periods selected. Except for Contracts issued in the State of New York, for Guaranteed Periods of greater than one year more than one Guaranteed Rate may be applicable during one Guaranteed Period. For example, a Guaranteed Period of five years may apply one Guaranteed Rate for the first year, a different Guaranteed Rate for the next two years, and a third Guaranteed Rate for the last two years.

     All Guaranteed Rates are stated in terms of effective annual rate of return; that is, a Guaranteed Rate reflects a full year's interest. Interest you earn is credited daily at a rate that will provide the guaranteed effective rate of return over the period of one year assuming reinvestment of all interest earned. Guaranteed Rates will never be less than the minimum guaranteed interest rate stated in the Contract. The Company reserves the right to offer, from time to time, Guaranteed Rates to prospective investors that are higher than those offered to current Contract owners with respect to Guaranteed Periods of the same duration.

     The example below shows how interest will be credited to you during each Guaranteed Period. The hypothetical interest rate used in this example is illustrative only and is not intended to predict future Guaranteed Rates to be offered under the Contract. Actual Guaranteed Rates offered may be more or less than those shown. The example assumes no withdrawals of any amount during the entire seven year Guaranteed Period illustrated. Accordingly, the example does not give effect to any surrender fee, Market Value Adjustment, deduction for premium taxes and maintenance fees, or federal income taxes or possible tax penalties. (See "Withdrawals and Surrenders," "The Market Value Adjustment," and "Premium Taxes," below, and "Federal Income Taxes.")


             Example of Interest Crediting at the Guaranteed Rate

             Purchase Payment:                           $20,000
             Guaranteed Period:                          7 years
             Guaranteed Rate:                            6.00% per annum

     The Guaranteed Rate is applied in this example by using the following formula: 1 + the Guaranteed Rate = 1.06.

Current Value at end of Contract Year 1 =    $21,200.00  ($20,000.00 x 1.06)

Current Value at end of Contract Year 2 =    $22,472.00  ($21,200.00 x 1.06)

Current Value at end of Contract Year 3 =    $23,820.32  ($22,472.00 x 1.06)

Current Value at end of Contract Year 4 =    $25,249.54  ($23,820.32 x 1.06)

Current Value at end of Contract Year 5 =    $26,764.51  ($25,249.54 x 1.06)

Current Value at end of Contract Year 6 =    $28,370.38  ($26,764.51 x 1.06)

Current Value at end of Guaranteed Period =  $30,072.61  ($28,370.38 x 1.06)

Total Interest Credited in Guaranteed Period = $10,072.61 ($30,072.61 - $20,000)

Current Value at end of Guaranteed Period = $30,072.61 ($20,000.00 + $10,072.61)

     The Company will determine the Guaranteed Rates it offers periodically at its sole discretion. The Company has no specific formula for determining the rate of interest that it will declare as future Guaranteed Rates. The determination of Guaranteed Rates will reflect interest rates available on the types of debt instruments in which the Company intends to invest the proceeds attributable to the Contracts. (See "Investments.") The Company's management will also consider various other factors in determining Guaranteed Rates for a given Guaranteed Period, such as regulatory and tax requirements, sales commissions and administrative expenses, general economic trends, and competitive factors. The Company's management will make the final determination as to Guaranteed Rates to be offered. The Company cannot predict nor guarantee future levels of guaranteed interest rates above a contractually guaranteed minimum rate nor guarantee what rates will be offered in the future.


     Your Choices at the end of a Guaranteed Period

     At least 18 days prior to the end of a Guaranteed Period under your Contract, the Company will send you a notice that your Guaranteed Period is about to end. At the end of your Guaranteed Period, you can do three things with the amount you have accumulated for that Guaranteed Period: (1) reinvest all or part of it in another Guaranteed Period; (2) withdraw all or part of it; or (3) use all or part of it to start your annuity payments. These choices also can be used in combination. For example, you could withdraw part of the amount you have accumulated, and reinvest the balance; or reinvest part, and use the balance to start annuity payments. Each of these choices has certain consequences, which you should consider carefully. (See "Withdrawals and Surrenders," below, and "Annuity Period" and "Federal Income Taxes.")

     Once you decide what you want to do with the Current Value for that Guaranteed Period, you must advise the Company of your decision In Writing by completing an election form. To be effective, your completed election form must be received by the Company In Writing at least five days prior to the end of the Guaranteed Period to which it applies. If you decide you want to reinvest the Current Value of your Contract for a Guaranteed Period of the same duration as the one just ending, you need not take any action.

     IF THE COMPANY DOES NOT RECEIVE YOUR PROPERLY COMPLETED ELECTION FORM IN TIME, OR IF NO FORM IS RECEIVED, YOUR Current Value WILL BE AUTOMATICALLY REINVESTED FOR A Guaranteed Period EQUAL TO THE Guaranteed Period JUST ENDED. If no such Guaranteed Period is then being offered, the Guaranteed Period with the next shortest duration will be used. If no such shorter Guaranteed Period is available, the next longest Guaranteed Period will be used. Your Current Value will then earn interest at the Guaranteed Rate applicable to the Guaranteed Period automatically selected for you. The Company will mail a confirmation statement to you the next business day after the completion of your just ended Guaranteed Period advising you of the new Guaranteed Period and Guaranteed Rate.

     Withdrawals and Surrenders

General

     At any time prior to the time your annuity payments start, you may surrender all or part of the Current Value of your Contract. Partial surrenders are referred to in this Prospectus as "withdrawals." If, after any withdrawal, the Current Value of your contract is less than $2,500, the Company may terminate your Contract upon 90 days notice and refund the remaining balance to you. If you withdraw all your Current Value, you must surrender your Contract. To make a partial withdrawal or to surrender your Contract, you must properly complete a withdrawal request or surrender form provided by the Company, and submit it to the Company In Writing. All withdrawals and any surrender may be subject to a surrender fee, a Market Value Adjustment, a deduction for premium taxes and maintenance fees, and federal income taxes and tax penalties. All applicable fees and deductions are deducted from the amount of your withdrawal in accordance with the terms of your Contract. Any Market Value Adjustment applicable to your withdrawal or surrender may either increase or decrease the amount paid to you. (See "Market Value Adjustment," below.) Accordingly, if you request that you receive a specific dollar amount upon withdrawal, the amount actually withdrawn from your Contract may be more or less than the requested dollar amount. The Company will, upon request, inform you in advance of the amount payable upon a withdrawal or surrender. Amounts withdrawn are withdrawn on a pro rata basis from each of the Guaranteed Periods under the Contract.

Fees Applicable to Withdrawals and Surrenders

     Upon any withdrawal or surrender, a surrender fee of up to 7% may be deducted from the amount withdrawn, depending on the length of time that has passed since your initial purchase payment was credited. The surrender fee only applies to the amount of your purchase payment withdrawn, but for purposes of this fee it is assumed that you are withdrawing all or a portion of your purchase payment first, not your earnings. This assumption, however, does not apply for tax purposes. (See "Federal Income Taxes.") The chart below indicates the percentage fee applied to amounts you withdraw.

 ------------------------------------------------------------------------------
 Surrender Fee

  Years since initial
  payment credited:             0     1     2     3     4     5     6     7

  Fee as a percentage
  of payment withdrawn:         7%    7%    6%    6%    5%    4%    2%    0%
 ------------------------------------------------------------------------------

     The surrender fee and Market Value Adjustment are waived and not applicable to any amounts withdrawn at the end of a Guaranteed Period, provided that five days prior to the end of that Guaranteed Period we receive notice of the withdrawal In Writing. The surrender fee and Market Value Adjustment, however, remain applicable to any amount you reinvest for another Guaranteed Period. For purposes of applying the surrender fee, all time periods are measured from the date your initial purchase payment is credited, even if you reinvest all or part of your Current Value in another Guaranteed Period. Once the surrender fee declines to 0%, it is no longer applicable, regardless of how long you own your Contract.

     For example, assume that the first Guaranteed Period you select is for 5 years. Further assume that at the end of this 5 year Guaranteed Period, you decide to reinvest the Current Value of your Contract for another Guaranteed Period of 4 years. Assume you then make a withdrawal (but not a Special Withdrawal, as described below) during the second year of the new Guaranteed Period. Because six years have passed since your purchase payment was credited, you would pay a 2% surrender fee, even though you could have withdrawn all or part of the Current Value of your Contract at the end of the first 5 year Guaranteed Period without paying a surrender fee. However, if you make a withdrawal during the third year of the new Guaranteed Period, or anytime thereafter, you would pay no surrender fee, because seven years would have passed since your purchase payment was credited.

     If you surrender your Contract and the Current Value is less than $2,500, the surrender fee will be waived, provided you have not withdrawn any amounts within the prior 12 months. The surrender fee is also waived if the Company terminates your Contract because its Current Value is less than $2,500. In both cases, a Market Value Adjustment will be applied, and a deduction will be made for any premium taxes and maintenance fees, if applicable.

Special Withdrawals

     After you own your Contract for one year, you have the opportunity to make one Special Withdrawal per year without paying a surrender fee. The maximum amount of the Special Withdrawal equals 10% of the Current Value of your Contract at the time the Company receives your withdrawal request In Writing. This opportunity is only available for the first withdrawal of each year, and all subsequent withdrawals during that year will be subject to the surrender fee, even if you did not withdraw the full 10% with your first withdrawal. If your first withdrawal for the year is in excess of 10% of the Current Value of your Contract, only the excess amount is subject to a surrender fee. A Market Value Adjustment is applicable to any amounts that you withdraw, and you also may be required to pay taxes and tax penalties. (See "Federal Income Taxes.")


The Systematic Withdrawal Option

     If the Current Value of your Contract exceeds $25,000, you can elect a program of automated partial withdrawals through the Systematic Withdrawal Option ("SWO"). SWO allows you to withdraw either a specified amount or a percentage of your Contract's value, or to withdraw amounts over a specified time period that you determine, within certain limits described in your Contract. SWO payments can be made on a monthly or quarterly basis, and the amount of each payment is determined by dividing the designated annual amount by the number of payments due each calendar year. SWO payments are withdrawn pro rata from each of the Guaranteed Periods under your Contract.

     SWO is available under three payment methods: the specified percentage method, the specified payment method, and the specified period method. The terms and conditions applicable to each of these payment methods are described in your Contract.

     If you elect SWO under a Contract purchased as a rollover Individual Retirement Annuity, and under the Tax Code you are required each year to withdraw a minimum distribution amount, if the SWO payment for any year is less than the minimum required distribution, the SWO payment will be increased to an amount equal to the minimum distribution amount.

     If you participate in SWO, you may not utilize a Special Withdrawal to make additional withdrawals from your Contract. Once elected, SWO may be cancelled at anytime by submitting a request In Writing to the Company. Once cancelled, SWO may not be elected again by you or your spousal Beneficiary. The Company reserves the right to change the terms of SWO for future elections and to discontinue the availability of this option upon notice. The Company also reserves the right to establish the date when you may first elect SWO.

     Surrender  fees  and  the  Market  Value   Adjustment  do  not  apply  to
withdrawals received under SWO, but you may be required to pay taxes and tax penalties on any amounts that you withdraw. (See "Federal Income Taxes.")

The Estate Conservation Option

     If you are at least age 70 1/2 and the Current Value of your Contract exceeds $25,000, you can arrange a program of annual partial withdrawals through the Estate Conservation Option ("ECO"). ECO is available only for Contracts purchased as a rollover Individual Retirement Annuity, and is designed to provide annual payments in an amount equal to the minimum distribution that is required to be withdrawn each year under the Tax Code. ECO payments are withdrawn pro rata from each of the Guaranteed Periods under your Contract. The Company will, upon request, inform you in advance of the amount payable under ECO.

     Surrender fees do not apply to withdrawals received under ECO, and the Market Value Adjustment also is not applicable. You will be required to pay taxes on any amounts that you withdraw. (See "Federal Income Taxes.")

     If you participate in ECO, you may not utilize a Special Withdrawal to make additional withdrawals from your Contract. Once elected, ECO may be cancelled at anytime by submitting a request In Writing to the Company. Once cancelled, ECO may not be elected again until 36 months have elapsed. The Company reserves the right to change the terms of ECO for future elections and to discontinue the availability of this option upon notice.


The Nursing Home Waiver

     The Nursing Home Waiver provides that if you have owned your Contract for over one year, and the Annuitant has spent at least 45 consecutive days in a licensed nursing care facility, then the surrender fee will be waived if you withdraw or surrender any portion of the Current Value of your Contract within three years of the Annuitant's admission to such licensed nursing care facility. The Market Value Adjustment applies to withdrawals and surrenders under the Nursing Home Waiver, and you also may be required to pay taxes and tax penalties on any amounts that you withdraw. (See "Federal Income Taxes.") The Nursing Home Waiver may not be available in all states and does not apply if the Annuitant was in a licensed nursing care facility when you purchased your Contract.


Payment Upon Withdrawal or Surrender

     Under certain emergency conditions, the Company may defer payment of any withdrawal or surrender for a period not exceeding six months from date of receipt of a withdrawal or surrender request.

     The Market Value Adjustment

     The amount payable upon a withdrawal or surrender before the end of a Guaranteed Period may be increased or decreased by the application of the Market Value Adjustment. When applicable, the Market Value Adjustment is applied to the amount withdrawn or surrendered. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment may be applied to any amounts used to start annuity payments. The Market Value Adjustment will not be applied to Systematic Withdrawals or to withdrawals under the Estate Conservation Option. The Market Value Adjustment also does not apply to amounts withdrawn at the end of your Guaranteed Period, if appropriate notice has been given.

     The Market Value Adjustment reflects the change in the value of your investment due to changes in interest rates since the start of the Guaranteed Period under your Contract. When interest rates increase, the value of your investment decreases and the Market Value Adjustment amount is negative. Conversely, when interest rates decrease, the value of your investment increases, and the Market Value Adjustment amount is positive. Because a Market Value Adjustment can be positive or negative, it may increase or decrease the amount of your withdrawal before the end of a Guaranteed Period.

     The Company imposes a Market Value Adjustment for several reasons. Upon withdrawal of money from your Contract, the Company may need to liquidate certain assets or use existing cash flow that would otherwise be available to invest at current interest rates. The assets that are liquidated may be sold at a profit or a loss, depending upon market conditions. This profit or loss could affect the determination of Guaranteed Rates. (See "Guaranteed Periods and Guaranteed Rates," above.) To lessen this impact, certain withdrawals are subject to a Market Value Adjustment.


     For an explanation of how the Market Value Adjustment is calculated, see Appendix A.



     Premium Taxes

     Several states and local governments impose a premium or similar tax on annuities. Currently, such taxes range up to 3.5% of either your purchase payment or the amount accumulated in your Contract that you use for annuity payments. The Company initially will pay all state-imposed premium or similar taxes applicable to your Contract. These taxes will be deducted from the amounts that you use for annuity payments immediately prior to the time your annuity payments begin. If you surrender your Contract, or at your death your Beneficiary elects to receive a lump sum distribution, a charge will be deducted for any premium taxes paid on your behalf for which the Company has not been reimbursed. The Company reserves the right to deduct premium taxes at any time from your purchase payment or from the Current Value of your Contract based upon the Company's determination of when such tax is due. In the event that premium taxes are deducted from your purchase payment, the amount invested in a Guaranteed Period will be equal to the amount of your purchase payment reduced by any applicable premium tax.

     Maintenance Fees

     Prior to the time your annuity payments start, an annual maintenance fee may be deducted from the Current Value of your Contract on each anniversary of your Contract's effective date and upon the surrender of your Contract. The terms and conditions under which the maintenance fee may be deducted are stated in your Contract.


     Death Benefit

     In  your   application  to  purchase  a  Contract,   you  will  select  a
Beneficiary. If you or the Annuitant die before annuity payments begin, a death benefit will be paid to your Beneficiary in accordance with the terms of your Contract. If a joint holder dies, the surviving joint holder will be deemed the designated Beneficiary, and any other Beneficiary on record will be treated as the contingent Beneficiary. If the Contract holder is not a natural person, the death benefit will be payable at the death of the Annuitant or upon any change of the Annuitant.

     The amount of the death benefit equals the Current Value of your Contract, provided that the death benefit is paid within six months of the death of the Annuitant. If the death benefit is paid after six months of the date of death of the Annuitant, or if paid upon your death and you are not the Annuitant, it equals the Current Value of your contract as adjusted by any applicable Market Value Adjustment. Additionally, if you die and you are not the Annuitant, the death benefit payable will be subject to a surrender fee, if applicable. The death benefit is calculated as of the date of receipt of notification In Writing of due proof of death and the Beneficiary's claim. In certain circumstances, your Beneficiary or joint holder may have the option to continue the Contract rather than receiving the death benefit.

     You may change the Beneficiary you previously designated at any time by submitting notice In Writing to the Company. The change will not be effective until received and recorded by the Company.


     Death Benefit Options Available to Your Beneficiary

     If you die before annuity payments begin, or, if the Contract holder is not a natural person and the Annuitant dies before annuity payments begin, any Beneficiary under the Contract who is an individual has several options for receiving payment of the death benefit. The death benefit may be paid in one lump sum payment, or all or part of such amounts may be used to start annuity payments using the Annuity Options available under the Contract. Unless the designated Beneficiary is your spouse, all death benefits paid as a lump sum must be distributed within five years of the date of death. If the Beneficiary elects to receive a lump sum payment, a charge will be deducted for any premium taxes paid on your behalf for which the Company has not been reimbursed. A spousal Beneficiary also may elect to exercise all rights under the Contract.

     If you are an individual who is not the Annuitant, and the Annuitant dies, your Beneficiary may elect either to apply all of the death benefit amount to any Annuity Option available under the Contract within 60 days of the date of death, or to receive such amount as a lump sum payment.


Annuity Period

     Selecting an Annuity Date

     You select the Annuity Date for your Contract, which is the date you want your annuity payments to start under an Annuity Option that you select. This date may be any time after the first year of your Contract, and will be the later of the Annuitant's 85th birthday or the tenth anniversary of your purchase payment, unless you elect otherwise.

     You can change your Annuity Date by notifying the Company In Writing at least 30 days before your annuity payments are to begin.


     Regardless of your Annuity Date, your annuity payments will not begin until you have selected an Annuity Option. Failure to select an Annuity Option on your Annuity Date, or postponement of the Annuity Date past the later of the Annuitant's 85th birthday or the tenth anniversary of your purchase payment, may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering either of these courses of action.



     Annuity Payments

     You may apply all or a portion of the Current Value of your Contract to provide annuity payments. Annuity payments are made to you unless you request otherwise. You can request that we send annuity payments to any person you name, or have the payments deposited directly in any bank account. After your death, we will send any annuity payments still due to the Beneficiary you have selected. You may be required to pay taxes on portions of the annuity payments you receive. (See "Federal Income Taxes.")

     Annuity payments are made monthly unless you request that annuity payments be made quarterly, semi-annually or annually. You may change your request In Writing at any time. The amount of each annuity payment depends on how much of your Current Value, less applicable premium taxes, you use to start your annuity payments, and the Annuity Option that you elect. No election may be made that would result in a first annuity payment of less than $50 or total yearly annuity payments of less than $250. If the amount you have accumulated in your Contract as of the Annuity Date is insufficient to elect an Annuity Option for the minimum amount specified, you will receive a lump sum payment. After any two full consecutive years, measured from the anniversary of the effective date of your Contract, and upon 90 days notice to you, the Company may terminate a rollover Individual Retirement Annuity Contract if the paid-up benefit at maturity would be less than $20 per month. Instead of electing annuity payments, you may request that the Company make a lump sum payment. No surrender fee will be applied to any amounts used to start annuity payments, although a Market Value Adjustment may be applicable.


     Annuity Options

     You can elect to have your annuity payments made:

          (1) for the life of your designated Annuitant or joint Annuitant;

          (2) for the life of the Annuitant but guaranteed for a minimum of 5, 10, 15 or 20 years;

          (3) for the life of two Annuitants; or

          (4) for a stated period of time (10 to 30 years).

     You must notify the Company In Writing of the Annuity Option elected at least 30 days prior to the Annuity Date. You may change your election at any time up to 30 days before your annuity payments start. If your annuity payments start before the end of your Guaranteed Period, a Market Value Adjustment will be applied to any amounts used to start annuity payments. If the Annuity Option selected is one of the first three listed above (i.e., a lifetime annuity), only a positive Market Value Adjustment will be applied. Once you elect for annuity payments to begin, you may not elect to instead receive a lump sum payment.

     If you choose an annuity for life but guaranteed for a minimum number of years, when the annuity payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95. Additionally, federal income tax requirements currently applicable to Individual Retirement Annuities provide that the period of years guaranteed may not be any greater than the joint life expectancies of the payee and his or her designated Beneficiary.

     Further, if you choose an annuity for the life of two Annuitants, annuity payments will continue until both Annuitants have died. When this Annuity Option is chosen, you must choose one of the following:

          (1) 100% of the payment to continue after the first death;

          (2) 66 2/3% of the payment to continue after the first death;

          (3) 50% of the payment to continue after the first death;

          (4) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

          (5) 100% of the payment to continue at the death of the second Annuitant and 50% of the payment to continue at the death of the Annuitant.

     Payment Upon Death After Annuity Payments Begin

     Upon the death of either the Annuitant or the surviving joint Annuitant after annuity payments start, the amount payable, if any, to your Beneficiary depends on the Annuity Option currently in force. Any amounts payable must be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

     If you die after annuity payments start and you are not the Annuitant, any remaining payments will continue to be made to your Beneficiary at least as rapidly as under the method of distribution in effect at your death.


                                  INVESTMENTS

     Purchase payments received under the Contracts and allocated to Guaranteed Periods will be invested by the Company under the laws of the State of Connecticut. You have no priority claims on, or participation in the performance of, such assets. All such assets are the property of the Company and available to meet the guarantees under the Contracts and the general obligations of the Company.

     The assets of the Company will be invested in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and certain other investments.

     The Company has no specific formula for establishing the Guaranteed Rates for the Guaranteed Periods. The Company expects the rates to be influenced by, but not necessarily correspond to, the yields on the fixed income securities to be acquired with amounts that are allocated to the Guaranteed Periods at the time that the Guaranteed Rates are established.

     The Company intends to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of the liabilities. Various immunization techniques will be used to achieve the objective of close aggregate matching of assets and liabilities. The Company will primarily invest in investment-grade fixed income securities including:

     o Securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government.

     o Debt securities that are rated, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa) or Standard & Poor's Corporation (AAA, AA, A or
         BBB) or any other nationally recognized rating service.

     o Other debt instruments, including, but not limited to, issues of or guaranteed by banks or bank holding companies and of corporations, which obligations, although not rated by Moody's, Standard & Poor's, or other nationally recognized rating firms, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above.

     o Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

     In addition, the Company may invest in futures and options. Financial futures and related options thereon and options on securities are purchased solely for nonspeculative hedging purposes. In the event the securities prices are anticipated to decline, the Company may sell a futures contract or purchase a put option on futures or securities to protect the value of securities it holds. Similarly, if securities prices are expected to rise, the Company may purchase a futures contract or a call option thereon against anticipated positive cash flow or may purchase options on securities.

WHILE THE FOREGOING GENERALLY DESCRIBES THE COMPANY'S INVESTMENT STRATEGY, THE COMPANY IS NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE CONTRACTS ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS MAY BE REQUIRED BY CONNECTICUT AND OTHER STATE INSURANCE LAWS, NOR WILL THE GUARANTEED RATES THE COMPANY ESTABLISHES NECESSARILY RELATE TO THE INVESTMENT PERFORMANCE THE COMPANY EXPERIENCES.


               PARTICIPANT AND BENEFICIARY RIGHTS AND PRIVILEGES

     You have the sole and absolute power to exercise all rights and privileges under the Contract, except as otherwise provided by the Contract. Your rights under the Contract may be assigned or transferred. The Company will not be bound by an assignment unless and until notice of such assignment is submitted In Writing and such assignment is accepted by the Company. The Company assumes no responsibility for the validity or effect of any assignment. The Company reserves the right not to accept any assignment or transfer to a nonnatural person. In some cases, an assignment may have adverse tax consequences. You should consult a tax adviser regarding the consequences of an assignment.


                          AMENDMENT OF THE CONTRACTS

     Only an authorized officer of the Company may change the terms of the Contract. The Company will notify you In Writing of any such change. The Company reserves the right to modify the Contract to meet the requirements of applicable state or federal laws or regulations.


                         DISTRIBUTION OF THE CONTRACTS

     The Company will serve as the underwriter of the Contracts being offered by this Prospectus. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). As underwriter, the Company will contract with one or more other registered broker-dealers who are NASD members ("Distributors") to offer and sell the Contracts. Sales compensation paid to Distributors will not exceed 6 1/2 percent of the purchase payment made for a Contract. Alternatively, the Company may pay asset-based sales compensation annually to Distributors that will not exceed 1 1/4 percent of the assets held under a Contract. At its discretion, the Company may also pay sales compensation to Dealers based on both a percentage of the purchase payment and the assets held annually under a Contract. The Company and one or more affiliates may also sell the Contracts directly. All registered representatives of the Distributors must also be licensed as insurance agents to sell the Contracts.

     The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers interested in acting as Distributors for the Company. These wholesalers may also provide training, marketing and other sales related functions for the Company and the Distributors and may provide certain administrative services to the Company in connection with the Contracts. The Company may pay such wholesalers compensation based on purchase payments for the Contracts purchased through Distributors selected by the wholesaler.

     The Company may also designate third parties to provide services in connection with the Contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the Distributors with approved marketing material, prospectuses or other supplies. These parties will also receive payments based on purchase payments for their services, to the extent such payments are allowed by applicable securities laws and NASD rules. All costs and expenses related to these services will be paid by the Company.

                             FEDERAL INCOME TAXES

The Company

     The Company is taxed as a life insurance company under the Tax Code. The assets underlying the Contracts will be owned by the Company. The income earned on such assets will be the Company's income.

     The Company assumes no responsibility for determining whether a particular individual retirement annuity plan satisfies the applicable requirements of the Tax Code or whether a particular person is eligible for such a plan.


Taxes You or Others Pay - Non-Qualified Contracts

     Non-qualified Contracts are those used other than in connection with a rollover Individual Retirement Annuity or tax-favored retirement program such as an employee benefit plan.


     Accumulation Period

     The Contracts are considered annuity contracts under Section 72 of the Tax Code. Currently, no Federal income tax is payable on increases in the value of the Contract (such as interest credited to you) until payments are made to you or another payee under such Contract. However, a Contract owned other than by a natural person is not generally an annuity for tax purposes and any increase in value thereunder is currently taxable as ordinary income.


     Annuity Payments

     Annuity payments are in part taxable to you or another payee as ordinary income, and in part nontaxable. The nontaxable portion of each annuity payment is that portion of your purchase payment returned to you. This nontaxable portion is determined by dividing the "investment in the contract" (generally, your purchase payment with certain adjustments) by the amount of "expected return" during the time that periodic payments are to be made, and then multiplying by the amount of the payment. The balance of the annuity payment is taxable.

     Withdrawals Before the Annuity Date

     Partial withdrawals prior to the Annuity Date, other than those used to provide annuity payments, and total surrenders at any time, will be taxable to you as ordinary income to the extent that the Contract's Current Value exceeds your "investment in the contract" at that time. For tax purposes, it is assumed that you are withdrawing all or a portion of your earnings first, not your purchase payment.

     If you assign or pledge any part of your Current Value, the value so pledged or assigned is treated like a withdrawal for tax purposes. Transfer of ownership without full and adequate consideration is treated for income tax purposes as a taxable surrender of the Contract. Transfers between spouses or incident to divorce are not subject to this rule.



     Penalty For Premature Withdrawals and Payments

     In addition to being included in ordinary income, the taxable portion of any withdrawal or payment made before you reach age 59 1/2 may be subject to a 10 percent penalty tax. The penalty tax does not apply to, among other things, payments made on account of your death or becoming disabled, or to payments made in substantially equal periodic payments, not less than annually, over the life (or life expectancy) of the payee or over the joint lives (or life expectancies) of the payee and a designated Beneficiary.


     Partial Annuitization

     Prior to the Annuity Date, you may withdraw a portion of your Account Value and use it to provide annuity payments, while leaving the remaining portion of your Account Value invested in one or more Guaranteed Periods. The Tax Code and the regulations thereunder do not specifically address the tax treatment applicable to payments provided pursuant to the exercise of this type of option. The Company takes the position that payments provided pursuant to this option are taxable as annuity payments, and not as a withdrawal. However, because the tax treatment of such payments is currently unclear, you should consult with a qualified tax adviser if you are considering a partial annuitization of your Contract.



     Distribution-At-Death Rules

     In order to be treated for tax purposes as a non-qualified annuity Contract, a non-qualified Contract must provide the following two distribution rules: (a) if you die on or after the Annuity Date, and before the entire interest in the Contract has been distributed, the remainder of your interest will be distributed at least as quickly as the method in effect on your death; and (b) if you die before the Annuity Date, your entire interest must generally be distributed within five years after the date of death, or if the interest is payable to a designated Beneficiary, such interest must be annuitized over the life of that Beneficiary or a period not extending beyond the life expectancy of that Beneficiary, beginning within one year after the date of death. A "designated Beneficiary" is any individual designated as a Beneficiary by you. If the designated Beneficiary is your spouse, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse.

     Where the holder of the Contract is not an individual, the primary Annuitant is considered the owner, solely for the purpose of the distribution-at-death rules. The primary Annuitant is the individual the events in whose life are of primary importance in affecting the timing and payment under a Contract. In addition, when the holder of the Contract is not an individual, a change in the primary Annuitant is treated as the death of the holder of the Contract.


     Certain Tax-Free Exchanges

     Section 1035 of the Tax Code provides generally that no gain or loss will be recognized under the exchange of a life insurance, endowment or annuity contract for an annuity contract. Thus, a properly completed exchange from one of these types of products into a Contract pursuant to the special annuity contract exchange form the Company provides for this purpose is not generally a taxable event under the Tax Code, and the investment in the Contract will be the same as in the exchanged product.

     Because of the complexity of these and other tax aspects in connection with an exchange, a tax adviser should be consulted before any exchange is made.


Taxes You or Others Pay - Qualified Contracts

     Contracts may also be used with several types of tax-favored retirement programs, such as a rollover Individual Retirement Annuity or an employee benefit plan. The tax rules applicable to participants in such programs vary according to the type of program and the terms and conditions of the program itself.


     Contracts Purchased As A Rollover Individual Retirement Annuity

     The Contract may be purchased as a rollover Individual Retirement Annuity, by transferring amounts previously accumulated (rollover amounts) under another Individual Retirement Annuity, an Individual Retirement Account (as defined by the Tax Code), or a retirement plan qualified under Sections 401 or 403 of the Tax Code.

     For Contracts purchased as a rollover Individual Retirement Annuity, the Tax Code requires that minimum distributions must begin no later than April 1 of the year following the year in which you attain age 70 1/2. When payments under an Individual Retirement Annuity Contract are made in the form of an annuity, or in a single sum such as on surrender of the Contract or by withdrawal, the entire payment is generally taxed as ordinary income. As in the case of non-qualified Contracts, certain distributions, such as those made prior to your reaching 59 1/2, may be subject to a 10% penalty.


     Withholding on Eligible Rollover Distributions

     If you wish to rollover your entire Current Value to or from a rollover Individual Retirement Annuity, you should have it paid directly to the successor plan. Otherwise, your distribution will be subject to 20% withholding. Consult a qualified tax adviser before taking such a distribution.


     Qualified Pension, Profit-Sharing Plans, or Annuity Plans

     Sections 401(a) and 403(a) of the Tax Code permit corporate employers and self-employed individuals to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder. The plan trustee must be the Contract holder and Beneficiary of Contracts used in such plans. The Tax Code contains requirements with respect to commencement of minimum distributions and premature withdrawals similar to those applicable to rollover Individual Retirement Annuities.


     Tax Sheltered Annuities

     Tax Code Section 403(b) permits the purchase of Contracts by employees of
 public   schools   and  certain   charitable,   educational   and   scientific
organizations described in Tax Code Section 501(c)(3). These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the Contract used in connection with Tax Code
Section 403(b) is limited to certain maximums imposed by the Tax Code. Furthermore, the Tax Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. The Tax Code contains requirements with respect to commencement of minimum distributions and premature withdrawals similar to those applicable to rollover Individual Retirement Annuities.

     Withholding of Taxes

     The Company is obligated to withhold taxes from certain payments unless the recipient elects otherwise. The withholding rate varies depending upon the nature and the amount of the distribution. The Company will notify you or another payee in advance of the first payment of his or her right to elect out of withholding and furnish a form on which the election may be made. Any election must be received by the Company In Writing in advance of the payment in order to avoid withholding.


     See Your Own Tax Adviser

     The above description of Federal income tax consequences of owning a Contract and of the qualified retirement plans which may be funded by the Contracts is only a brief summary and is not intended as tax advice. The tax rules applicable to the Contracts and to tax qualified plans are extremely complex and often difficult to understand. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid adverse tax consequences. For further information you should consult a qualified tax adviser.


                                 LEGAL MATTERS

     The validity of the interests under the Contracts offered hereby has been passed upon for the Company by Susan E. Bryant, Esq.


                                    EXPERTS

     The consolidated financial statements of the Company and related consolidated financial statement schedules as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference and included herein in reliance upon the reports of KMPG Peat Marwick LLP, independent auditors, incorporated by reference and appearing herein and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP on the above-mentioned consolidated financial statements and related consolidated financial statement schedules refer to a change in 1993 in the Company's methods of accounting for certain investments in debt and equity securities and reinsurance contracts, and a change in 1992 in the Company's methods of accounting for income taxes and postretirement benefits other than pensions.

                              FURTHER INFORMATION

     This Prospectus does not contain all of the information contained in the registration statement of which the Prospectus is a part, and certain portions of the registration statement have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The information so omitted may be obtained from the offices of the Commission, as set forth under "Available Information," upon payment of the prescribed fee.


                                   INQUIRIES

     You may direct inquiries by writing directly to us at the address shown on the cover page of this Prospectus or by calling 1-800-531-4547.

                                  APPENDIX A

                     CALCULATING A MARKET VALUE ADJUSTMENT


The Market Value Adjustment Formula

     The mathematical formula used to determine the Market Value Adjustment is:

                   x
         (1 + i)  ---
         -------  365
         (1 + j)

Where:
         i is the Deposit Period Yield;
         j is the Current Yield; and
         x is the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period.


Explanation of the Market Value Adjustment Formula

     The Market Value Adjustment essentially involves a comparison of two yields: the yield available at the start of the current Guaranteed Period of your Contract (the "Deposit Period Yield") and the yield currently available (the "Current Yield"). An adjustment is needed to reflect the period of time remaining in the Guaranteed Period of your contract.

     The Market Value Adjustment Amount depends on the relationship of the Deposit Period Yield of U.S. Treasury Notes that mature in the last quarter of the Guaranteed Period, to the Current Yield of such U.S. Treasury Notes at the time of withdrawal. In general, if the Current Yield is the lesser of the two, the Market Value Adjustment will decrease the amount withdrawn from the Contract to satisfy the withdrawal request; if the Current Yield is the higher of the two, the Market Value Adjustment will increase the amount withdrawn from the Contract to satisfy the withdrawal request. As a result of the Market Value Adjustment imposed, the amount withdrawn or transferred from the Contract prior to the Maturity Date may be less than the amount paid into the Contract.

     To determine the Deposit Period Yield and the Current Yield, certain information must be obtained about the prices of outstanding U.S. Treasury issues. This information may be found each business day in publications such as The Wall Street Journal. This newspaper publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day. These percentages are used in determining the Deposit Period Yield and the Current Yield for the Market Value Adjustment calculation.

Deposit Period Yield

     Determining the Deposit Period Yield in the Market Value Adjustment calculation involves consideration of interest rates prevailing at the start of the Guaranteed Period from which the withdrawal will be made. First, identify the Treasury Notes that mature in the last three months of the Guaranteed Period. Then, list the yield-to-maturity percentages of these Treasury Notes for the last business day of each week in the Deposit Period. Average these percentages to determine the Deposit Period Yield.

     For example, if the Guaranteed Period matures in May 1998, use the Treasury Notes that mature in March, April, and May 1998. Then, if the start of the Guaranteed Period from which the withdrawal will be made is May 1995, the yield-to-maturity percentages of the above Treasury Notes on May 5, 1995, May 12, 1995, May 19, 1995, and May 26, 1995 are averaged. This averaged figure (shown as a percentage) is the Deposit Period Yield.


Current Yield

     To determine the Current Yield, use the same Treasury Notes identified for the Deposit Period Yield: Treasury Notes that mature in the last three months of the Guaranteed Period. However, the yield-to-maturity percentages used are those for the last business day of the week preceding the withdrawal. Average these percentages to determine the Current Yield.

     The following are examples of Market Value Adjustment ("MVA") calculations using several hypothetical Deposit Period Yields and Current Yields. These examples do not include the effect of any surrender fee that may be assessed under the Contract upon withdrawal.


EXAMPLE 1

Assumptions:

         i, the Deposit Period Yield, is 8%
         j, the Current Yield, is 10%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

                                   x
         MVA      =        (1+i)  ---
                           -----  365
                           (1+j)

                                 927
                  =        1.08  ---
                           ----  365
                           1.10

                  =        .9545

     In this example the Deposit Period Yield of 8% is less than the Current Yield of 10%, therefore, the Market Value Adjustment is less than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the deduction of the negative Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be increased to compensate for the negative Market Value Annuity Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,095.34 withdrawal from the Guaranteed Period.

Assumptions:

         i, the Deposit Period Yield, is 5%
         j, the Current Yield, is 6%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

                                   x
         MVA      =        (1+i)  ---
                           -----  365
                           (1+j)

                                 927
                  =        1.05  ---
                           ----  365
                           1.06

                  =        .9762

     In this example the Deposit Period Yield of 5% is less than the Current Yield of 6%, therefore, the Market Value Adjustment is less than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the deduction of the negative Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be increased to compensate for the negative Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the Guaranteed Period.

EXAMPLE II

Assumptions:

         i, the Deposit Period Yield, is 10%
         j, the Current Yield, is 8%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

                                   x
         MVA      =        (1+i)  ---
                           -----  365
                           (1+j)

                                   927
                  =        (1.10)  ---
                           ------  365
                           (1.08)

                  =        1.0477

     In this example the Deposit Period Yield of 10% is greater than the Current Yield of 8%, therefore, the Market Value Adjustment is greater than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the addition of the positive Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be decreased to reflect the positive Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the Guaranteed Period.


Assumptions:

         i, the Deposit Period Yield, is 5%
         j, the Current Yield, is 4%
         x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the Guaranteed Period, is 927.

                                   x
         MVA      =        (1+i)  ---
                           -----  365
                           (1+j)

                                   927
                  =        (1.05)  ---
                           ------  365
                           (1.04)

                  =        1.0246

     In this example the Deposit Period Yield of 5% is greater than the Current Yield of 4%, therefore, the Market Value Adjustment is greater than 1. The amount withdrawn from the Guaranteed Period is multiplied by this Market Value Adjustment.

     If a withdrawal or transfer of a stated percentage is requested, the value withdrawn from a Guaranteed Period will reflect the addition of the positive Market Value Adjustment Amount. However, if a withdrawal or transfer request of a specific dollar amount is requested, the amount withdrawn from a Guaranteed Period will be decreased to reflect the positive Market Value Adjustment Amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the Guaranteed Period.

                                  APPENDIX B
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-K

             Annual Report Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

The registrant meets the conditions set forth in General Instruction J(1)(a) and (b) of Form 10-K and is therefore filing this Form with the reduced disclosure format.

For the fiscal year ended December 31, 1994    Commission file number 33-23376

                   Aetna Life Insurance and Annuity Company
 -----------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

             Connecticut                                     71-0294708
 -----------------------------------------------------------------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)

  151 Farmington Avenue, Hartford, Connecticut                 06156
 -----------------------------------------------------------------------------
    (Address of principal executive offices)                 (ZIP Code)

Registrant's telephone number, including area code     (203) 273-0978
                                                       ---------------

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                   Yes ___X___              No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.
                                  [X]

As of February 28, 1995 there were 55,000 shares of common stock outstanding, par value $50 per share, all of which shares were held by Aetna Life and Casualty Company.

Documents Incorporated by Reference

Certain portions of the registrant's S-1 Registration Statements filed in April 1994, September 1994, December 1994 and March 1995 and Aetna Life and Casualty Company's 1994 Proxy Statement filed in March 1994 are incorporated by reference into Part IV of this report.

                                      (1)

                 AETNA LIFE INSURANCE AND ANNUITY COMPANY AND
               SUBSIDIARIES (A wholly owned subsidiary of Aetna
                          Life and Casualty Company)

                      Annual Report For 1994 on Form 10-K

                               TABLE OF CONTENTS



PART I                                                                   PAGE


Item  1.   Business**....................................................   3
Item  2.   Properties**..................................................  10
Item  3.   Legal Proceedings.............................................  10
Item  4.   Submission of Matters to a Vote of Security Holders*

PART II

Item  5.   Market for Registrant's Common Equity and Related
           Stockholder Matters...........................................  10
Item  6.   Selected Financial Data*
Item  7.   Management's Analysis of the Results of Operations**..........  11
Item  8.   Financial Statements..........................................  18
Item  9.   Disagreements on Accounting and Financial Disclosure..........  48

PART III

Item 10.   Directors and Executive Officers of the Registrant*
Item 11.   Executive Compensation*
Item 12.   Security Ownership of Certain Beneficial Owners and Management*
Item 13.   Certain Relationships and Related Transactions*

PART IV

Item 14.   Exhibits, Consolidated Financial Statement Schedules,
            and Reports on Form 8-K......................................  48


Index to Consolidated Financial Statement Schedules......................  50

Signatures...............................................................  55
Power of Attorney........................................................  56


** Item prepared in accordance with General Instruction J(2) of Form 10-K.
* Omitted pursuant to General Instruction J(2) of Form 10-K.

                                      (2)

PART I

Item 1.  Business

Aetna Life Insurance and Annuity Company is a stock life insurance company organized in 1976 under the insurance laws of Connecticut. Aetna Life Insurance and Annuity Company, together with its four wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc., is herein called the "Company". The Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna") which, with Aetna's subsidiaries, constitutes one of the largest insurance/financial services organizations in the United States based on its assets at December 31, 1994. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The Company markets a variety of life insurance, retirement and other savings and investment products including individual and group annuities, financial services and mutual funds. The Company's products are designed for individuals, pension plans, small businesses and employer-sponsored groups. Effective December 31, 1994, the Company's operations, which previously were reported in total, will now be reported through two major business segments:
Life Insurance and Financial Services, to better reflect the way the businesses are managed. Prior period amounts have been reclassified for comparative purposes.

Life Insurance Segment

The Company markets most types of life insurance including universal life, variable universal life, interest-sensitive whole life, and term insurance. These products are offered primarily to individuals, small businesses, employer-sponsored groups and executives of Fortune 2000 companies.

These products are marketed by independent agents and brokers, career agents and registered representatives of selected broker-dealers.

The Company's universal life insurance product accounted for approximately 98% of life insurance sales in 1994. The Company's in-force block of insurance includes a sizable block of traditional ordinary life insurance originally written by an affiliate, Aetna Life Insurance Company ("Aetna Life"), and transferred to the Company via a reinsurance agreement in 1988 (see Note 8 of the Notes to the Consolidated Financial Statements). This closed book of business contributed 36% of the life insurance segment earnings in 1994.

Life insurance products typically require high costs to acquire business. Retention, an important driver of profitability, is encouraged through product features. For example, universal and interest-sensitive whole life insurance contracts typically impose a surrender charge on policyholder balances withdrawn in the first seven to twenty years of the contract life. The period of time and level of the charge vary by product. In addition, more favorable credited rates and policy loan terms may be offered after policies have been in force for more than ten years. To also encourage retention, life insurance agents are typically paid renewal commissions or service fees.

                                      (3)

The environment for life insurance products is highly competitive. The Company's sales have increased in a flat industry environment as the Company has differentiated itself from others in the industry by offering competitive products, quality service, and excellent financial strength.

Reserves for universal life and interest-sensitive whole life products (which are all experience-rated) are equal to cumulative deposits less withdrawals and charges, plus credited interest thereon, plus/less net realized capital gains/losses (which the Company reflects through credited rates on an amortized basis). These reserves also reflect unrealized capital gains/losses related to Financial Accounting Standard ("FAS") No. 115 (see Note 1 of the Notes to the Consolidated Financial Statements). Reserves for all other fixed individual life contracts are computed on the basis of assumed investment yield, mortality, morbidity and expenses (including a margin for adverse deviation), which generally vary by plan, year of issue and policy duration. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, are expected to be sufficient to meet the Company's policy obligations in the event of an insured's death or other withdrawal requests.

Reinsurance arrangements with affiliated and non-affiliated insurance companies are utilized to limit exposure to losses in excess of predetermined amounts per individual life. The Company's retention limit per individual life is $2.0 million (see Notes 8 and 9 of the Notes to the Consolidated Financial Statements).

                                      (4)

              Life Insurance in Force and Other Statistical Data*

The following table summarizes changes in individual life insurance in force before deductions for reinsurance ceded to other companies for the years indicated:



 (millions, except as noted below)                     1994               1993               1992
 --------------------------------------------------------------------------------------------------
 Sales and additions:
        Direct:
           Permanent.............................   $  3,369.4         $  2,767.0        $  3,011.9
           Term..................................        559.9              237.2              87.5
        Assumed:
           Term..................................         --                 --                --
                                                    -----------------------------------------------
              Total..............................   $  3,929.3         $  3,004.2        $  3,099.4
                                                    ===============================================


 Terminations:
        Direct:
           Surrenders and Conversions............   $  1,316.4         $  1,632.6        $  1,753.2
           Lapses................................        860.9              816.7             947.1
           Other.................................        170.0              170.6             210.9
        Assumed:
            Surrenders and Conversions...........         59.4               80.3              95.3
           Lapses................................        303.9              376.2             532.5
           Other.................................         57.9               55.1              69.8
                                                    -----------------------------------------------
              Total..............................   $  2,768.5         $  3,131.5        $  3,608.8
                                                    ===============================================


 In force:
        Direct:
           Permanent.............................   $ 30,563.0          $29,507.1        $ 29,253.1
           Term..................................      1,621.3            1,095.2             964.9
        Assumed:
           Permanent.............................      1,244.8            1,344.9           1,456.9
           Term..................................      1,433.0            1,754.1           2,153.7
                                                    -----------------------------------------------
              Total..............................    $34,862.1          $33,701.3         $33,828.6
                                                    ===============================================

Number of direct policies in force (thousands)...        445.9              439.1             440.0
                                                    ===============================================

Average size of direct policy in force (thousands)  $     72.2         $     69.7        $     68.7
                                                    ===============================================


*  Only nonparticipating business is written by the Company.

                                      (5)

Financial Services Segment

The Company markets and services individual and group annuity contracts which offer a variety of funding and distribution options for personal and employer-sponsored retirement plans that qualify for tax deferral under sections 401(k), 403(b), 408, and 457 of the Internal Revenue Code. These contracts may be immediate or deferred. These products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the healthcare, government, education (collectively "not-for-profit" organizations) and corporate markets. The Company also offers individual and group non-qualified tax deferred annuity products and life insurance supplemental contracts. In addition, the Company writes structured settlements of certain liabilities. The Company acts as an investment adviser for its affiliated mutual funds (a retail fund - Aetna Series Fund, Inc. and variable products funds - Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Aetna Get Fund, Series B) and receives advisory fees for its investment management services. The Company also receives from the Aetna Series Fund, Inc. service fees for providing administrative and shareholder services and distribution fees for promoting sales of the Adviser Class shares (see Note 8 of the Notes to the Consolidated Financial Statements).

Pension products are sold through pension professionals, stock brokers and third party administrators who work closely with salaried field office employees. Annuity products and mutual funds are distributed primarily through dedicated career agents and registered life brokers.

As with the Life Insurance segment, product retention is a key driver of profitability. To encourage retention annuity contracts typically impose a surrender charge on policyholder balances withdrawn in the first five to ten years of the contract. The period of time and level of the charge vary by product. A new approach being incorporated into recent annuity product designs replaces the surrender charge with a requirement that withdrawals be spread over a period of years for fixed account options. These contracts typically offer more favorable credited rates and policy loan terms after policies have been in force for more than ten years. Tax penalties on annuity distributions prior to age 59 1/2 provide an additional disincentive to premature surrenders of annuity balances, but do not impede transfers of those balances to other insurance carriers.

In the pension and annuity markets, competition arises from other insurance companies, banks, mutual funds and other investment managers. The Financial Services segment has become more competitive and customers' retirement needs have become more diverse and sophisticated. The Company has responded to this need with new investment choices and more flexible product features.

                                      (6)

Reserves for limited payment contracts (immediate annuities with life contingent payout) are computed on the basis of assumed investment yield, mortality, morbidity and expenses (including a margin for adverse deviation), which generally vary by plan, year of issue and policy duration. Reserves for investment contracts include deferred annuities and immediate annuities without life contingent payouts. Reserves for deferred annuities are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for immediate annuities without life contingencies are computed amounts that, and with interest on such reserves compounded annually at assumed rates are expected to be sufficient to meet the Company's policy obligations. Of those investment contracts which are experience-rated, the reserves also reflect net realized capital gains/losses (which the Company reflects through credited rates on an amortized basis) and unrealized capital gains/losses related to FAS 115.

The following table summarizes assets under management for the principal customer groups of the Financial Services segment. Amounts reflected exclude unrealized gains (losses) of $(337.7) million and $646.2 million at December 31, 1994 and 1993, respectively, related to market value adjustments required under FAS 115. See Management's Analysis of the Results of Operations and Note 1 for further discussion on assets under management and FAS 115, respectively.


 --------------------------------------------------------------------------------------------------
 (Millions)                                            1994               1993               1992
 --------------------------------------------------------------------------------------------------
Corporate pensions                                  $  3,221.1         $  2,886.2        $  2,404.3
Not-for-profit organizations                          10,025.7            9,087.1           8,070.8
Individuals                                            4,882.8            3,981.0           3,169.2
                                            -------------------------------------------------------
                                            Total   $ 18,129.6         $ 15,954.3        $ 13,644.3
 --------------------------------------------------------------------------------------------------


Deposits, which are not included in premiums or revenue under FAS No. 97 ("FAS
97"), are shown in the following table for the years indicated:

 --------------------------------------------------------------------------------------------------
 (Millions)                                            1994              1993            1992
 --------------------------------------------------------------------------------------------------

Corporate pensions                                  $   886.7        $    705.6       $    585.8
Not-for-profit organizations                          1,093.3           1,107.8            876.6
Individuals                                           1,081.3             715.5            434.9
                                            -------------------------------------------------------
                                            Total   $ 3,061.3        $  2,528.9       $  1,897.3
---------------------------------------------------------------------------------------------------


General Account Investments

Consistent with the nature of the contract obligations involved in the Company's operations, the majority of the general account assets are invested in long-term, debt securities such as corporate debt securities, mortgage-backed securities and government securities. It is management's objective that the portfolios be of high quality while achieving competitive investment yields and returns. Investment portfolios generally match the duration of the insurance liabilities they support. The general account of the Company has been segmented to improve the asset/liability matching process. The duration of investments is monitored and security purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities.

                                      (7)

Please see Investments on pages 16 and 17 of the Management's Analysis of the Results of Operations for a further discussion of investments. For information concerning, see Notes 2 and 3 of the Notes to Consolidated Financial Statements.

Other Matters

Regulation

The insurance business of the Company is subject to comprehensive and detailed regulation and supervision throughout the United States. The laws of the various jurisdictions establish supervisory agencies with broad authority to regulate, among other things, the granting of licenses to transact business, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, insurer solvency, the maximum interest rates that can be charged on life insurance policy loans and the minimum rates that must be provided for accumulation of surrender values, the form and content of required financial statements and the type and amounts of investments permitted. The Company is required to file detailed reports with supervisory agencies in each of the jurisdictions in which it does business, and its operations and accounts are subject to examination by such agencies at regular intervals.

Although the federal government does not directly regulate the business of insurance, many federal laws do affect the business. Existing or recently proposed federal laws that may significantly affect or would affect, if passed, the insurance business cover such matters as employee benefits, removal of barriers preventing banks from engaging in the insurance and mutual fund businesses, the taxation of insurance companies, and the tax treatment of insurance products.

Several states, including Connecticut, regulate affiliated groups of insurers such as the Company and its affiliates under insurance holding company statutes. Under such laws, intercorporate transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the Company making the transfer. Changes in control also are regulated under these laws. As a Connecticut-domiciled insurance company, the Company is subject to comprehensive regulation under the Connecticut insurance laws and by the Connecticut Insurance Department.

In recent years, state insurance regulators have introduced and continue to work on changes in statutory accounting practices and other initiatives to strengthen solvency regulation. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital ("RBC") standards for life insurers. The RBC formula is a regulatory tool designed to identify weakly capitalized companies by comparing the adjusted surplus to the required surplus, which reflects the risk profile of the Company (RBC ratio). Within certain ratio changes, regulators have increasing authority to take action as the RBC ratio decreases. There are four levels of regulatory action ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to when the state insurance commissioner places the insurer under regulatory control. The Company's RBC ratio at December 31, 1994 was significantly above the levels which would require regulatory action.

                                      (8)

The NAIC also is considering several other solvency related regulations including the development of a model investment law and amendments to the model insurance holding company law which would limit types and amounts of insurance company investments. In addition, in recent years there has been growing interest among certain members of Congress concerning possible federal roles in the regulation of the insurance industry. Because these other initiatives are in a preliminary stage, management cannot assess the potential impact of their adoption on the Company.

Under insurance guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain policyholder or claimant losses under policies issued by companies which become insolvent. The after tax charges to earnings for guaranty fund obligations for the years ended December 31, 1994, 1993 and 1992 were $0.9 million, $0.9 million and $5.3 million, respectively. The amounts ultimately assessed may differ from the amounts charged to earnings thus far because such assessments may not be made for several years and will depend upon the final outcome of regulatory proceedings.

The Company provides a variety of products and services to employee benefit plans that are covered by the Employee Retirement Income Security Act of 1974 ("ERISA"). In December 1993, in a case involving an employee benefit plan and an insurance company, the United States Supreme Court ruled that assets in the insurance company's general account that were attributable to the non-guaranteed portion of a group pension contract issued to the plan were "plan assets" for purposes of ERISA and that the insurance company was an ERISA fiduciary with respect to those assets. In reaching its decision, the Court declined to follow a 1975 Department of Labor ("DOL") interpretive bulletin that had suggested that insurance company general account assets were not plan assets. The Company and other insurers are seeking clarification from the DOL of the effects, if any, of the decision on their businesses. Management is not currently able to predict how the decision will ultimately affect its business.

Aetna Life Insurance and Annuity Company is regulated by the Securities and Exchange Commission ("SEC") and some state securities regulators as a broker-dealer and investment adviser. Systematized Benefits Administrators, Inc. and Aetna Investment Services, Inc., two of the Company's wholly owned subsidiaries, are regulated by the SEC, the National Association of Securities Dealers, Inc. and some state regulators as broker-dealers. The Company's variable products involve investments through Separate Accounts, some of which are registered as investment companies with the SEC, as are the retail mutual funds and the variable mutual funds offered by the Company. Additionally, interests in some of the Separate Accounts, the retail mutual funds, the variable product mutual funds and certain other products used as funding vehicles for the Company's variable products are registered with the SEC. Shares of the retail mutual funds are also registered with the fifty state securities regulators.

Miscellaneous

According to the Fortune Service 500, as of December 31, 1993, the Company ranked 19th and 22nd among all United States domiciled life insurance companies based upon total assets and premium income, respectively. As of December 31, 1994, the Company had approximately 1,600 employees.

The Company's rating at February 7, 1995 by A.M. Best was A++ (Superior), the highest classification.

                                      (9)

Management believes that the Company's computer facilities, systems and related procedures are adequate to meet its business needs. The Company's data processing systems and backup and security policies, practices and procedures are regularly evaluated by the Company's management and internal auditors and are modified as considered necessary.

The Company is not dependent upon any single customer and no single customer accounted for more than 10% of revenue in 1994. In addition, neither segment of the Company's business is dependent upon a single customer or a few customers, the loss of which would have a significant impact on the segment.

Item 2. Properties

The Company occupies office space which is owned or leased by Aetna Life Insurance Company or other affiliates. Expenses associated with these offices are allocated on a direct and indirect basis to the Company and the other subsidiaries of Aetna.

Item 3. Legal Proceedings

The Company and its Board of Directors know of no material legal proceedings pending to which the Company is a party or which would materially affect the Company.


                                    PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

All of the Company's outstanding shares are owned by its parent company, Aetna. For the years ended 1994, 1993 and 1992, the Company did not pay dividends to Aetna.

The amount of dividends which may be paid by the Company to Aetna without prior approval by the Insurance Commissioner of the State of Connecticut is subject to various restrictions. Based upon these restrictions, the Company is permitted a maximum of $70.9 million in dividend distributions in 1995.

                                     (10)

Item 7. Management's Analysis of the Results of Operations

Consolidated Results of Operations: Operating Summary

Operating Summary (millions)                                                    1994            1993              1992
 ------------------------------------------------------------------------------------------------------------------------
Premiums                                                                     $   124.2        $    82.1        $    72.5
Charges assessed against policyholders                                           279.0            251.5            235.4
Net investment income                                                            917.2            911.9            848.1
Net realized capital gains                                                         1.5              9.5             13.4
Other income                                                                      10.3              9.5              6.7
        -----------------------------------------------------------------------------------------------------------------
        Total revenue                                                          1,332.2          1,264.5          1,176.1
        -----------------------------------------------------------------------------------------------------------------

Current and future benefits                                                      852.4            806.4            761.6
Operating expenses                                                               227.2            201.3            213.5
Amortization of deferred policy acquisition costs                                 36.1             37.7             32.9
        -----------------------------------------------------------------------------------------------------------------
        Total benefits and expenses                                            1,115.7          1,045.4          1,008.0
        -----------------------------------------------------------------------------------------------------------------
        Income before federal income taxes                                       216.5            219.1            168.1
Federal income taxes                                                              71.2             76.2             54.9
        -----------------------------------------------------------------------------------------------------------------
        Income before cumulative effect adjustments                              145.3            142.9            113.2

Cumulative effect adjustments, net of tax:
    Change in accounting for income taxes                                          -                -               22.8
    Change in accounting for postretirement benefits other than pensions           -                -              (13.2)
        -----------------------------------------------------------------------------------------------------------------
        Net income                                                          $    145.3        $   142.9        $   122.8
        =================================================================================================================
 ------------------------------------------------------------------------------------------------------------------------

Deposits not included in premiums above: (1)       Fully guaranteed         $    323.0        $   194.9        $   261.1
                                                   Experience-rated            1,134.2          1,207.9          1,028.1
                                                   Non-guaranteed              1,913.1          1,385.9            863.0
                                                   ----------------------------------------------------------------------
                                                   Total                    $  3,370.3        $ 2,788.7        $ 2,152.2
 ------------------------------------------------------------------------------------------------------------------------
Assets under management: (2)                       Fully guaranteed         $  2,542.6        $ 2,428.1        $ 2,306.6
                                                   Experience-rated            9,201.3          9,241.5          7,416.3
                                                   Non-guaranteed              8,223.2          7,111.0          5,894.5
                                                   ----------------------------------------------------------------------
                                                   Total                     $19,967.1        $18,780.6        $15,617.4
 ------------------------------------------------------------------------------------------------------------------------

(1) Under FAS 97, certain deposits are not included in premiums or revenue.
(2) Under FAS 115, included above are net unrealized gains (losses) of $(386.4) million and $747.1 million at December 31, 1994 and 1993, respectively.

Overview
The Company's adjusted earnings (after-tax) follow (in millions):

                                                                                1994            1993              1992
                                                                           ----------------------------------------------
Income before cumulative effect adjustments                                  $ 145.3          $ 142.9          $ 113.2
 Less:
     Net realized capital gains                                                  1.0              6.2              8.8
                                                                     ----------------------------------------------------
Adjusted earnings                                                            $ 144.3          $ 136.7          $ 104.4
                                                                     ====================================================

The Company's adjusted earnings increased 6% in 1994 following a 31% increase in 1993. The improvement in 1994 adjusted earnings reflected an increase in charges assessed against policyholders, primarily due to an increase in the volume of business in force, partially offset by increases in operating expenses, primarily related to the implementation of a new annuity contract administration system. The improvement in 1993 adjusted earnings reflected increased investment income, primarily due to the increase in assets under management, partially offset by a downward trend in investment yields on newly invested assets. The 1993 increase also reflected lower operating expenses due to prior restructurings.

                                     (11)

Assets under management, excluding FAS 115, at December 31, 1994 of $20.3 billion, were 12.9% above 1993 levels, following a 15.4% increase in 1993. The $20.3 billion includes $2.6 billion of fully guaranteed investment options, $9.5 billion of experience-rated investment options and $8.2 billion in non-guaranteed investment options. The Company's contracts typically impose surrender fees which decline over the duration of the contract. Assets held under experience rated general account options have transfer and withdrawal limitations. Withdrawals from the fully guaranteed accumulation options prior to maturity include an adjustment intended to reflect the estimated fair value of the assets supporting the contract at the time of withdrawal. Approximately 90% and 91% of assets under management allowed for contractholder withdrawal, 54% and 53% of which are subject to market value adjustments or deferred surrender charges at December 31, 1994 and 1993, respectively.

Segment Results

Life Insurance Segment

Operating Summary (millions)                                                    1994            1993              1992
 ------------------------------------------------------------------------------------------------------------------------
Premiums                                                                     $    54.0        $    50.1        $    53.7
Charges assessed against policyholders                                           152.4            142.1            139.3
Net investment income                                                            171.3            172.7            165.6
Net realized capital gains                                                         0.1              0.4              1.0
Other income                                                                       8.3              6.4              4.0
        -----------------------------------------------------------------------------------------------------------------
        Total revenue                                                            386.1            371.7            363.6
        -----------------------------------------------------------------------------------------------------------------
Current and future benefits                                                      214.2            194.3            194.3
Operating expenses                                                                58.3             58.2             75.5
Amortization of deferred policy acquisition costs                                 16.8             21.2             19.2
        -----------------------------------------------------------------------------------------------------------------
        Total benefits and expenses                                              289.3            273.7            289.0
        -----------------------------------------------------------------------------------------------------------------
        Income before federal income taxes                                        96.8             98.0             74.6
Federal income taxes                                                              37.0             41.9             29.0
        -----------------------------------------------------------------------------------------------------------------
        Income before cumulative effect adjustments                          $    59.8        $    56.1        $    45.6
        =================================================================================================================
 ------------------------------------------------------------------------------------------------------------------------
Deposits not included in premiums above: (1)       Fully guaranteed                -                -                -
                                                   Experience-rated          $   280.6        $   237.4        $   236.7
                                                   Non-guaranteed                 28.4             22.4             18.2
                                                   ----------------------------------------------------------------------
                                                   Total                     $   309.0        $   259.8        $   254.9
 ------------------------------------------------------------------------------------------------------------------------
Assets under management: (2)                       Fully guaranteed          $   636.7        $   670.1        $   683.7
                                                   Experience-rated            1,458.4          1,440.4          1,232.2
                                                   Non-guaranteed                 80.1             69.6             57.2
                                                   ----------------------------------------------------------------------
                                                   Total                     $ 2,175.2        $ 2,180.1        $ 1,973.1
 ------------------------------------------------------------------------------------------------------------------------

(1) Under FAS 97, universal life and interest-sensitive whole life deposits are not included in premiums or revenue.
(2) Under FAS No. 115, included above are net unrealized gains (losses) of $(48.7) million and $100.9 million at December
    31, 1994 and 1993, respectively.


Adjusted earnings in the Life Insurance segment (after-tax) follow (in millions):

                                                                              1994             1993             1992
                                                                           ----------------------------------------------
Income before cumulative effect adjustments                                  $ 59.8           $ 56.1           $ 45.6
 Less:
     Net realized capital gains                                                 0.1              0.3              0.6
                                                                     ----------------------------------------------------
Adjusted earnings                                                            $ 59.7           $ 55.8           $ 45.0
                                                                     ====================================================

                                     (12)

Adjusted earnings in 1994 of $59.7 million increased 7% over the prior year adjusted earnings of $55.8 million. The improvement in 1994 adjusted earnings reflected higher business in force offset in part by lower net investment income. Adjusted earnings in 1993 increased 24% to $55.8 million when compared to 1992 adjusted earnings of $44.9 million. The 1993 adjusted earnings improvement primarily reflected a reduction of operating expenses, attributable to savings from past restructurings.

Premiums, related to term and whole life insurance, increased by 8% in 1994 following a 7% decrease in 1993. Deposits, related to universal life and interest-sensitive whole life insurance, grew by 19% and 2% in 1994 and 1993, respectively. The increase in premiums and deposits in 1994 reflected strong first year sales and retention.

Charges    assessed   against    policyholders    for   universal   life   and
interest-sensitive whole life insurance increased 7% in 1994 and 2% in 1993 reflecting an increase in the volume of business in force.

Net investment income decreased by 1% in 1994 following a 4% increase in 1993 reflecting the downward trend in the net investment yield on the Company's portfolio of investments, offset by the increase in universal life assets under management.

Current and future benefits increased 10% in 1994 and were flat in 1993. The increase in 1994 reflected higher mortality related to universal life insurance. This resulted in lower amortization of deferred policy acquisition costs which decreased by 21% in 1994. Amortization of deferred policy acquisition costs increased 10% in 1993 reflecting the increase in the business in force.

The 1994 operating expenses of $58.3 million is level with the 1993 operating expenses of $58.2 million, reflecting continued savings from previous restructurings. Operating expenses decreased by 23% in 1993, also attributable to savings associated with previous restructurings.

Assets under management, excluding FAS 115, at December 31, 1994 of $2.2 billion, were 6.9% above 1993 levels, following a 5.3% increase in 1993. The $2.2 billion includes $0.6 billion of fully guaranteed investment options, $1.5 billion of experience-rated investment options and $0.1 billion in non-guaranteed investment options.

Outlook

Universal life sales through traditional channels (managing general agents and regional brokers) are expected to continue to be strong in 1995. ALIAC will also focus on the sale of life products through non-traditional distribution channels (banks). ALIAC is also exploring attaining growth through acquisitions of blocks of business.

                                     (13)

Financial Services Segment


Operating Summary (millions)                                                    1994            1993              1992
 ------------------------------------------------------------------------------------------------------------------------
Premiums                                                                     $    70.2        $    32.0        $    18.8
Charges assessed against policyholders                                           126.6            109.4             96.1
Net investment income                                                            745.9            739.2            682.5
Net realized capital gains                                                         1.4              9.1             12.4
Other income                                                                       2.0              3.1              2.7


Total revenue                                                                    946.1            892.8            812.5


Current and future benefits                                                      638.2            612.1            567.3
Operating expenses                                                               168.9            143.1            138.0
Amortization of deferred policy acquisition costs                                 19.3             16.5             13.7

Total benefits and expenses                                                      826.4            771.7            719.0


Income before federal income taxes                                               119.7            121.1             93.5

Federal income taxes                                                              34.2             34.3             25.9


                  Income before cumulative effect adjustments                $    85.5        $   86.8         $    67.6


-------------------------------------------------------------------------------------------------------------------------
Deposits not included in premiums above: (1)       Fully guaranteed          $   323.0        $  194.9         $   261.1
                                                   Experience-rated              853.6              970.5          791.4
                                                   Non-guaranteed              1,884.7            1,363.5          844.8
                                                   ----------------------------------------------------------------------
                                                   Total                     $ 3,061.3        $ 2,528.9        $ 1,897.3
-------------------------------------------------------------------------------------------------------------------------
Assets under management: (2)                       Fully guaranteed          $ 1,905.9        $ 1,758.0        $ 1,622.9
                                                   Experience-rated            7,742.9          7,801.1          6,184.1
                                                   Non-guaranteed              8,143.1          7,041.4          5,837.3
                                                   ----------------------------------------------------------------------
                                                   Total                     $17,791.9        $16,600.5        $13,644.3
 ------------------------------------------------------------------------------------------------------------------------

(1) Under FAS 97, certain deposits are not included in premiums or revenue.
(2) Under FAS 115, included above are net unrealized gains (losses) of $(337.7) million and $646.2 million at December 31, 1994 and 1993, respectively.

Adjusted earnings in the Financial Services segment (after-tax) follow (in millions):

                                                                              1994             1993             1992
                                                                           -------------------------------------------
Income before cumulative effect adjustments                                  $ 85.5           $ 86.8           $ 67.6
 Less:
     Net realized capital gains                                                 0.9              5.9              8.2
                                                                     -------------------------------------------------
Adjusted earnings                                                            $ 84.6           $ 80.9           $ 59.4
                                                                     =================================================

Adjusted earnings in 1994 increased 5% in 1994 to $84.6 million following a 36% increase in 1993. The 1994 improvement reflected an increase in assets under management offset in part by an 18% increase in operating expenses. The 1993 improvement in adjusted earnings reflected an increase in assets under management.

Premiums, related to annuity contracts containing life contingencies, increased by 119% in 1994, following a 70% increase in 1993, reflecting an increase in structured settlement sales. Deposits, related to annuity contracts not containing life contingencies, reflected a 21% increase in 1994 following a 33% increase in 1993. Deposits in 1994 included the $205 million acquisition of a block of primarily individual annuity business from an unaffiliated insurer.

Charges assessed against policyholders for certain annuity contracts increased by 16% and 14% in 1994 and 1993, respectively, reflecting the increase in assets under management.

                                     (14)

Net investment income in 1994 increased 1% to $745.9 million following a 8% increase in 1993, reflecting the increase in assets under management offset by a downward trend in the net investment yield on the Company's portfolio of investments.

Current and future benefits increased by 4% and 8% in 1994 and 1993, respectively. Amortization of deferred acquisition costs increased by 17% and 20% in 1994 and 1993, respectively. These increases reflected the increase in assets under management.

Operating expenses increased by 18% in 1994 and 4% in 1993. The 1994 increase reflected expenses associated with the implementation of a new contract administration system.

Assets under management, excluding FAS 115, at December 31, 1994 of $18.1 billion were 13.7% above 1993 levels, following a 17.0% increase in 1993. The $18.1 billion includes $2.0 billion of fully guaranteed investment options, $8.0 billion of experience-rated investment options and $8.1 billion in non-guaranteed investment options.

Outlook

Sales through traditional channels (primarily career agents, consultants and third party administrators) are expected to continue to be strong in 1995. ALIAC intends to increase its focus on the sale of non-qualified products through the non-traditional distribution channels (banks and broker/dealers). ALIAC is also exploring attaining growth through additional acquisitions of blocks of business.

Results in 1994 and 1993 included costs to implement a new contract administration system. Additional costs will continue to be incurred as implementation continues and enhancements are made to realize the full potential of the new system. The primary benefit of the system is that it enables ALIAC to offer both new products through product development flexibility and a large array of investment fund options to customers, which is necessary to remain competitive in an expanding marketplace.

                                      (15)

General Account Investments

The Company's investment strategies and portfolios are intended to match the duration of the related liabilities and provide sufficient cash flow to meet obligations while maintaining a competitive after-tax rate of return. The duration of these investments is monitored, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. The risks associated with investments supporting experience-rated products are assumed by those customers subject to, among other things, certain minimum guarantees.


(Millions)                                                                      1994            1993
 -------------------------------------------------------------------------------------------------------
Debt securities                                                              $ 10,191.4       $ 10,531.0
Equity securities
     Non-redeemable preferred stock                                                47.2             45.9
    Investment in affiliated mutual funds                                         181.9            126.7
Short-term investments                                                             98.0             22.6
Mortgage loans                                                                      9.9             10.1
Policy loans                                                                      248.7            202.7
Limited partnership                                                                24.4             --
                                                                         --------------------------------
     Total Investments                                                         10,801.5         10,939.0
Cash and cash equivalents                                                         623.3            536.1
                                                                         --------------------------------
    Total Investments and Cash and Cash Equivalents                          $ 11,424.8       $ 11,475.1
                                                                         ================================


Debt Securities

At December 31, 1994 and 1993, the Company's carrying value of investments in debt securities were $10.2 billion and $10.5 billion, 94% and 96%, respectively, of total general account invested assets. At December 31, 1994 and 1993, $8.0 billion and $8.3 billion, 78% and 79%, respectively, of total debt securities supported experience-rated products.

It is management's objective that the portfolio of debt securities be of high quality and be well-diversified by market sector. The debt securities in the Company's portfolio are generally rated by external rating agencies, and if not externally rated, are rated by the Company on a basis believed to be comparable to that used by rating agencies. The average quality rating of the Company's bond portfolio was AA at December 31, 1994 and 1993.

 Debt Security Quality       Debt Securities Investments by Market Sector
 Ratings 12/31/94                        12/31/94
 ----------------------      -------------------------------------------------

 AAA              56.7%      U.S. Corporate Securities                  34.2%
 AA                8.3       Residential Mortgage-Backed Securities     32.1
 A                23.3       U.S. Treasuries/Agencies                   12.9
 BBB               8.5       Foreign Securities                          9.7
 BB                2.5       Other Loan-Backed Securities                6.7
 B                 0.7       Commercial/Multifamily Mortgage-
                                Backed Securities                        4.0
                             Other                                       0.4

                                     (16)

In 1994, the percentage of residential mortgage-backed securities was significantly reduced as a result of changes in their risk and return characteristics and to better diversify the risk profile of the Company's assets. Investments in U.S. Corporate, U.S. Treasuries/Agencies, other loan-backed, and commercial/multifamily mortgage-backed securities all increased.

Other loan-backed securities (securities backed by auto loans, credit card receivables, etc.) and commercial/multifamily mortgage-backed securities (securitized pools of mortgages) are predominantly AAA rated, and are not subject to the prepayment risk of residential mortgage-backed securities.

Outlook

In 1995, the Company expects to reduce the percentage of its portfolio invested in Treasuries and Cash Equivalents, maintain the percentage invested in residential mortgage-backs, and increase the percentage invested in corporates, U.S. dollar denominated foreigns, and securitized pools of commercial and multifamily mortgages. The overall average quality rating of the Company's portfolio and its average duration is not expected to change significantly.

It is expected that the net investment yield on the Company's portfolio of investments will trend upwards in 1995, assuming current interest rates do not significantly decrease. There is no assurance that this upward trend will continue.

                                     (17)

Item 8. Financial Statements and Supplementary Data

                       Consolidated Financial Statements

                                     Index

                                                                          Page

Independent Auditors' Report                                               19

Consolidated Financial Statements:

       Consolidated Statements of Income for the Years Ended
         December 31, 1994, 1993 and 1992                                  20

       Consolidated Balance Sheets as of December 31, 1994
         and 1993                                                          21

       Consolidated Statements of Shareholder's Equity for
         the Years Ended December 31, 1994, 1993 and 1992                  22

       Consolidated Statements of Cash Flows for the Years
         Ended December 31, 1994, 1993 and 1992                            23

       Notes to Consolidated Financial Statements                          24


                                     (18)

                         Independent Auditor's Report

The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company and Subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities and reinsurance contracts. In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                                         KPMG Peat Marwick LLP

Hartford, Connecticut
February 7, 1995

                                     (19)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                       Consolidated Statements of Income
                                  (millions)


                       Consolidated Statements of Income
                                  (millions)

                                                                              1994             1993             1992
                                                                           ----------------------------------------------

Revenue:
  Premiums                                                                 $  124.2           $   82.1         $   72.5
  Charges assessed against policyholders                                      279.0              251.5            235.4
  Net investment income                                                       917.2              911.9            848.1
  Net realized capital gains                                                    1.5                9.5             13.4
  Other income                                                                 10.3                9.5              6.7
                                                                           ---------          ---------        ---------
        Total revenue                                                       1,332.2            1,264.5          1,176.1
                                                                           ---------          ---------        ---------

Benefits and expenses:
  Current and future benefits                                                 852.4              806.4            761.6
  Operating expenses                                                          227.2              201.3            213.5
  Amortization of deferred policy acquisition costs                            36.1               37.7             32.9
                                                                           ---------          ---------        ---------
       Total benefits and expenses                                          1,115.7            1,045.4          1,008.0
                                                                           ---------          ---------        ---------

Income before federal income taxes and cumulative
 effect adjustments                                                           216.5              219.1            168.1

  Federal income taxes                                                         71.2               76.2             54.9
                                                                           ---------          ---------        ---------

Income before cumulative effect adjustments                                   145.3              142.9            113.2

Cumulative effect adjustments, net of tax:
     Change in accounting for income taxes                                                                         22.8
                                                                                -                  -
     Change in accounting for postretirement benefits
      other than pensions                                                                                         (13.2)
                                                                                -                  -
                                                                           ---------          ---------        ---------

Net income                                                                 $  145.3           $  142.9         $  122.8
                                                                           =========          =========        =========


See Notes to Consolidated Financial Statements.

                                     (20)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                          Consolidated Balance Sheets
                                  (millions)


                                                                                    December 31,
                                                                           ------------------------------
                                                                              1994             1993
                                                                           ------------------------------

Assets
------
Investments:
  Debt securities, available for sale:
    (amortized cost: $10,577.8 and $9,783.9)                                 $10,191.4        $10,531.0
  Equity securities, available for sale:
    Non-redeemable preferred stock (cost:  $43.3 and $38.3)                       47.2             45.9
    Investment in affiliated mutual funds (cost:  $187.2 and $122.4)             181.9            126.7
  Short-term investments                                                          98.0             22.6
  Mortgage loans                                                                   9.9             10.1
  Policy loans                                                                   248.7            202.7
  Limited partnership                                                             24.4               -
                                                                             ----------       ----------
       Total investments                                                      10,801.5         10,939.0

Cash and cash equivalents                                                        623.3            536.1
Accrued investment income                                                        142.2            124.7
Premiums due and other receivables                                                75.8             67.0
Deferred policy acquisition costs                                              1,172.0          1,061.0
Reinsurance loan to affiliate                                                    690.3            711.0
Other assets                                                                      15.9             12.6
Separate Accounts assets                                                       7,420.8          6,684.3
                                                                             ----------       ----------
       Total assets                                                          $20,941.8        $20,135.7
                                                                             ==========       ==========

Liabilities and Shareholder's Equity
------------------------------------
Liabilities:
  Future policy benefits                                                     $ 2,968.1        $ 2,741.8
  Unpaid claims and claim expenses                                                23.8             27.2
  Policyholders' funds left with the Company                                   8,901.6          9,003.9
                                                                             ----------       ----------
       Total insurance liabilities                                            11,893.5         11,698.7
  Other liabilities                                                              302.1            229.7
  Federal income taxes:
    Current                                                                        3.4             40.6
    Deferred                                                                     233.5            161.5
  Separate Accounts liabilities                                                7,420.8          6,684.3
                                                                             ----------       ----------
       Total liabilities                                                      19,853.3         18,889.0
                                                                             ----------       ----------

Shareholder's equity:
  Common capital stock, par value $50 (100,000 shares
   authorized; 55,000 shares issued and outstanding)                               2.8              2.8
  Paid-in capital                                                                407.6            407.6
  Net unrealized capital gains (losses)                                         (189.0)           114.5
  Retained earnings                                                              867.1            721.8
                                                                             ----------       ----------
       Total shareholder's equity                                              1,088.5          1,246.7
                                                                             ----------       ----------

         Total liabilities and shareholder's equity                          $20,941.8        $20,135.7
                                                                             ==========       ==========

See Notes to Consolidated Financial Statements.

                                     (21)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)


          Consolidated Statements of Changes in Shareholder's Equity
                                  (millions)



                                                                    Years Ended
                                                                     December 31,
                                                        ------------------------------------
                                                          1994          1993         1992
                                                        ---------     ---------    ---------
Shareholder's equity, beginning of year                 $1,246.7      $  990.1     $  867.4

Net change in unrealized capital gains (losses)           (303.5)        113.7         (0.1)

Net income                                                 145.3         142.9        122.8
                                                        ---------     ---------    ---------
Shareholder's equity, end of year                       $1,088.5      $1,246.7     $  990.1
                                                        =========     =========    =========


See Notes to Consolidated Financial Statements.

                                     (22)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                     Consolidated Statements of Cash Flows
                                  (millions)

                                                                                   Years Ended
                                                                                    December 31,
                                                                       ------------------------------------
                                                                         1994          1993         1992
                                                                       ---------     ---------    ---------

Cash Flows from Operating Activities:
     Net income                                                        $  145.3      $  142.9     $  122.8
     Cumulative effect adjustments                                          -             -           (9.6)
     Increase in accrued investment income                                (17.5)        (11.1)        (8.7)
     (Increase) decrease in premiums due and other receivables              1.3          (5.6)       (19.9)
     Increase in policy loans                                             (46.0)        (36.4)       (32.4)
     Increase in deferred policy acquisition costs                        (96.5)        (60.5)       (60.8)
     Decrease in reinsurance loan to affiliate                             27.8          31.8         37.8
     Net increase in universal life account balances                      164.7         126.4        130.8
     Increase in other insurance reserve liabilities                       65.7          86.1         20.5
     Net increase in other liabilities and other assets                    53.9           7.0         20.2
     Decrease in federal income taxes                                     (11.7)         (3.7)       (11.8)
     Net accretion of discount on bonds                                   (77.9)        (88.1)       (75.2)
     Net realized capital gains                                            (1.5)         (9.5)       (13.4)
     Other, net                                                            (1.0)          0.2         (0.2)
                                                                       ---------     ---------    ---------
           Net cash provided by operating activities                      206.6         179.5        100.1
                                                                       ---------     ---------    ---------

Cash Flows from Investing Activities:
     Proceeds from sales of :
        Debt securities available for sale                              3,593.8         473.9        543.3
        Equity securities                                                  93.1          89.6         50.6
     Investment maturities and collections of:
        Debt securities available for sale                              1,289.2       2,133.3      1,179.2
        Short-term investments                                             30.4          19.7          5.0
     Cost of investment purchases in:
        Debt securities                                                (5,621.4)     (3,669.2)    (2,612.2)
        Equity securities                                                (162.5)       (157.5)       (63.0)
        Short-term investments                                           (106.1)        (41.3)        (5.0)
        Limited partnership                                               (25.0)          -            -
                                                                       ---------     ---------    ---------
           Net cash used for investing activities                        (908.5)     (1,151.5)      (902.1)
                                                                       ---------     ---------    ---------

Cash Flows from Financing Activities:
     Deposits and interest credited for investment contracts            1,737.8       2,117.8      1,619.6
     Withdrawals of investment contracts                                 (948.7)     (1,000.3)      (767.7)
                                                                       ---------     ---------    ---------
           Net cash provided by financing activities                      789.1       1,117.5        851.9
                                                                       ---------     ---------    ---------

Net increase in cash and cash equivalents                                  87.2         145.5         49.9
Cash and cash equivalents, beginning of year                              536.1         390.6        340.7
                                                                       ---------     ---------    ---------

Cash and cash equivalents, end of year                                 $  623.3      $  536.1     $  390.6
                                                                       =========     =========    =========


Supplemental cash flow information:
    Income taxes paid, net                                                $82.6      $   79.9     $   54.0
                                                                       =========     =========    =========


See Notes to Consolidated Financial Statements.

                                     (23)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                  Notes to Consolidated Financial Statements
                       December 31, 1994, 1993, and 1992


1.   Summary of Significant Accounting Policies

     Basis of Presentation

     The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions have been eliminated. Certain reclassifications have been made to 1993 and 1992 financial information to conform to the 1994 presentation.

     The Company offers a wide range of life insurance products and annuity contracts with variable and fixed accumulation and payout options. The Company also provides investment advisory and other services to affiliated mutual funds.

     Accounting Changes

     Accounting for Certain Investments in Debt and Equity Securities

     On December 31, 1993, the Company adopted Financial Accounting Standard ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories: "held to maturity", which are carried at amortized cost; "available for sale", which are carried at fair value with changes in fair value recognized as a component of shareholder's equity; and "trading", which are carried at fair value with immediate recognition in income of changes in fair value.

     Initial adoption of this standard resulted in a net increase of $106.8 million, net of taxes of $57.5 million, to net unrealized gains in shareholder's equity. These amounts exclude gains and losses allocable to experience-rated (including universal life) contractholders. Adoption of FAS No. 115 did not have a material effect on deferred policy acquisition costs.

                                     (24)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

     Accounting   and  Reporting  for   Reinsurance  of   Short-Duration   and
     Long-Duration Contracts

     During 1993, the Company adopted FAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, retroactive to January 1, 1993. Reinsurance recoverables (previously reported as a reduction in insurance reserve liabilities) and reinsurance receivables and ceded unearned premiums are included in premiums due and other receivables. The adoption of FAS No. 113 did not have a material impact on the Company's 1993 Consolidated Financial Statements.

     Accounting for Income Taxes

     The Company adopted FAS No. 109, Accounting for Income Taxes, in 1992, retroactive to January 1, 1992. A cumulative effect benefit of $22.8 million related to the adoption of this standard is reflected in the 1992 Consolidated Statement of Income.

     Postretirement Benefits Other Than Pensions

     FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, required that employers accrue the cost and recognize the liability for providing non-pension benefits to retired employees and agents. Aetna and the Company implemented FAS No. 106 in 1992, retroactive to January 1, 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. A cumulative effect charge of $13.2 million, net of taxes of $7.1 million, related to the adoption of this standard for Company agents is reflected in the Company's 1992 Consolidated Statement of Income.

     Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased.

                                     (25)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

     Investments

     Debt Securities

     At December 31, 1994 and 1993, all of the Company's debt securities are classified as available for sale and carried at fair value. These securities are written down (as realized losses) for other than temporary decline in value. Unrealized gains and losses related to these securities, after deducting amounts allocable to experience-rated contractholders and related taxes, are reflected in shareholder's equity.

     Fair values for debt securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

     Purchases and sales of debt securities are recorded on the trade date.

     Equity Securities

     Equity securities are classified as available for sale and carried at fair value based on quoted market prices or dealer quotations. Equity securities are written down (as realized losses) for other than temporary declines in value. Unrealized gains and losses related to such securities are reflected in shareholder's equity. Purchases and sales are recorded on the trade date.

     The investment in affiliated mutual funds represents an investment in the Aetna Series Fund, Inc., a retail mutual fund which has been seeded by the Company, and is carried at fair value.

     Mortgage Loans and Policy Loans

     Mortgage loans and policy loans are carried at unpaid principal balances net of valuation reserves, which approximates fair value, and are generally secured. Purchases and sales of mortgage loans are recorded on the closing date.

     Limited Partnership

     The Company's limited partnership investment is carried at the amount invested plus the Company's share of undistributed operating results and unrealized gains (losses), which approximates fair value.

                                     (26)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)


     Short-Term Investments

     Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of over ninety days and less than one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

     Deferred Policy Acquisition Costs

     Certain costs of acquiring insurance business have been deferred. These costs, all of which vary with and are primarily related to the production of new business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. For fixed ordinary life contracts, such costs are amortized over expected premium-paying periods. For universal life and certain annuity contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits. These costs are amortized over twenty years for annuity pension contracts, and over the contract period for universal life contracts. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

     Insurance Reserve Liabilities

     The Company's liabilities include reserves related to fixed ordinary life, fixed universal life and fixed annuity contracts. Reserves for future policy benefits for fixed ordinary life contracts are computed on the basis of assumed investment yield, assumed mortality, withdrawals and expenses, including a margin for adverse deviation, which generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 10.50%. Assumed investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Aetna experience and are periodically reviewed against both industry standards and experience.

     Reserves for fixed universal life (included in Future Policy Benefits) and fixed deferred annuity contracts (included in Policyholders' Funds Left With the Company) are equal to the fund value. The fund value is equal to cumulative deposits less charges plus credited interest thereon, without reduction for possible future penalties assessed on premature withdrawal. For guaranteed interest options, the interest credited ranged from 4.00% to 5.85% in 1994 and 4.00% to 7.68% in 1993. For all other fixed options, the interest credited ranged from 5.00% to 7.50% in 1994 and 5.00% to 9.25% in 1993.

                                     (27)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

     Reserves for fixed annuity contracts in the annuity period and for future amounts due under settlement options are computed actuarially using the Progressive Annuity Table (modified), the Annuity Table for 1949, the 1971 Individual Annuity Mortality Table, the 1971 Group Annuity Mortality Table, the 1983 Individual Annuity Mortality Table and the 1983 Group Annuity Mortality Table, at assumed interest rates ranging from 3.5% to 9.5%. Reserves relating to contracts with life contingencies are included in Future Policy Benefits. For other contracts, the reserves are reflected in Policyholders' Funds Left With the Company.

     Unpaid claims for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

     Premiums, Charges Assessed Against Policyholders, Benefits and Expenses

     Premiums are recorded as revenue when due for fixed ordinary life contracts. Charges assessed against policyholders' funds for cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue for universal life and certain annuity contracts. Policy benefits and expenses are recorded in relation to the associated premiums or gross profit so as to result in recognition of profits over the expected lives of the contracts.

     Separate Accounts

     Assets held under variable universal life, variable life and variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder or participant under a contract, in shares of Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, or The Aetna Series Fund Inc., which are managed by the Company or other selected mutual funds not managed by the Company.

     Separate Accounts assets and liabilities are carried at fair value except for those relating to a guaranteed interest option which is offered through a Separate Account. The assets of the Separate Account supporting the guaranteed interest option are carried at an amortized cost of $149.7 million for 1994 (fair value $146.3 million) and $31.2 million for 1993 (fair value $33.3 million), since the Company bears the investment risk where the contract is held to maturity. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 4.5% to 8.38% in 1994 and from 4% to 9.45% in 1993. Separate Accounts assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains (losses) of the Separate Accounts are not reflected in the Consolidated Statements of Income (with the exception of realized capital gains (losses) on the sale of assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

     Federal Income Taxes

     The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

                                     (28)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2.   Investments

     Investments in debt securities available for sale as of December 31, 1994 were as follows:

                                                                        Gross           Gross
                                                    Amortized         Unrealized      Unrealized            Fair
                                                      Cost              Gains           Losses              Value
                                                   -----------        ----------       ---------        ------------
                                                                          (millions)

U.S. Treasury securities and obligations
of U.S government agencies and
Corporations                                       $  1,396.1         $    2.0         $   84.2         $   1,313.9

Obligations of states and political
subdivisions                                             37.9              1.2              --                 39.1

U.S. Corporate securities:
Financial                                             2,216.9              3.8            109.4             2,111.3
Utilities                                               100.1              --               7.9                92.2
Other                                                 1,344.3              6.0             67.9             1,282.4
                                                   -----------        ---------        ---------        ------------
Total U.S. Corporate securities                       3,661.3              9.8            185.2             3,485.9


Foreign securities:
Government                                              434.4              1.2             33.9               401.7
Financial                                               368.2              1.1             23.0               346.3
Utilities                                               204.4              2.5              9.5               197.4
Other                                                    46.3              0.8              1.5                45.6
                                                   -----------        ---------        ---------        ------------
Total Foreign securities                              1,053.3              5.6             67.9               991.0

Residential mortgage-backed securities:
Residential pass-throughs                               627.1             81.5              5.0               703.6
Residential CMOs                                      2,671.0             32.9            139.4             2,564.5
                                                   -----------        ---------        ---------        ------------
Total Residential mortgage-
backed securities                                     3,298.1            114.4            144.4             3,268.1

Commercial/Multifamily mortgage-
backed securities                                       435.0              0.2             21.3               413.9
                                                   -----------        ---------        ---------        ------------

Total Mortgage-backed securities                      3,733.1            114.6            165.7             3,682.0


Other loan-backed securities                            696.1              0.2             16.8               679.5
                                                   -----------        ---------        ---------        ------------

Total debt securities available for sale           $ 10,577.8         $  133.4         $  519.8         $  10,191.4
                                                   ===========        =========        =========        ============


                                     (29)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2. Investments (Continued)

     Investments in debt securities available for sale as of December 31, 1993 were as follows:

                                                                        Gross           Gross
                                                    Amortized         Unrealized      Unrealized            Fair
                                                      Cost              Gains           Losses              Value
                                                   -----------        ----------       ---------        ------------
                                                                          (millions)

U.S. Treasury securities and obligations
of U.S government agencies and
corporations                                       $    827.2         $   19.4         $    6.6         $     840.0

Obligations of states and political
subdivisions                                              0.5              --               --                  0.5

U.S. Corporate securities:
Financial                                               983.3             49.2              0.7             1,031.8
Utilities                                               141.2             12.4              --                153.6
Other                                                   704.3             51.6              2.3               753.6
                                                   -----------        ---------        ---------        ------------
Total U.S. Corporate securities                       1,828.8            113.2              3.0             1,939.0


Foreign securities:
Government                                              289.1             31.7              0.5               320.3
Financial                                               365.8             18.5              0.9               383.4
Utilities                                               206.2             28.9              0.1               235.0
Other                                                    30.4              1.3              0.8                30.9
                                                   -----------        ---------        ---------        ------------
Total Foreign securities                                891.5             80.4              2.3               969.6


Residential mortgage-backed securities:
Residential pass-throughs                             1,125.0            218.1              1.7             1,341.4
Residential CMOs                                      4,868.7            318.1              1.1             5,185.7
                                                   -----------        ---------        ---------        ------------
Total Residential mortgage-
backed securities                                     5,993.7            536.2              2.8             6,527.1

Commercial/Multifamily mortgage-
backed securities                                       193.0             13.4              0.8               205.6
                                                   -----------        ---------        ---------        ------------
Total Mortgage-backed securities                      6,186.7            549.6              3.6             6,732.7

Other loan-backed securities                             49.2              0.2              0.2                49.2
                                                   -----------        ---------        ---------        ------------

Total debt securities available for sale           $  9,783.9         $  762.8         $   15.7         $  10,531.0
                                                   ===========        =========        =========        ============

                                      (30)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2. Investments (Continued)

     At December 31, 1994 and 1993, net unrealized appreciation (depreciation) of $(386.4) million and $747.1 million, respectively, on available for sale debt securities included $(308.6) million and $582.8 million, respectively, related to experience-rated contractholders, which were not included in shareholder's equity.

     The amortized cost and fair value of debt securities for the year ended December 31, 1994 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                                   Amortized           Fair
                                                     Cost              Value
                                                  ---------------------------
                                                           (millions)
Due to mature:
  One year or less.................               $    103.9        $    103.5
  After one year through five years                  1,965.6           1,920.0
  After five years through ten years                 2,371.3           2,207.0
  After ten years.............................       1,707.8           1,599.4
  Mortgage-backed securities........                 3,733.1           3,682.0
  Other loan-backed securities.........                696.1             679.5
                                                  -----------       -----------

         Total........................            $ 10,577.8        $ 10,191.4
                                                  ===========       ===========

     At December 31, 1994 and 1993, debt securities carried at $7.0 million and $7.3 million, respectively, were on deposit as required by regulatory authorities.

     The valuation reserve for mortgage loans was $3.1 million and $4.2 million at December 31, 1994 and 1993, respectively. The carrying value of non-income producing investments was $0.2 million and $34.3 million at December 31, 1994 and 1993, respectively.

     Investments  in a  single  issuer,  other  than  obligations  of the U.S.
     government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1994 are as follows:


                                                   Amortized           Fair
     Debt Securities                                 Cost              Value
                                                  ---------------------------
                                                           (millions)

General Electric Capital Corporation               $ 264.9           $ 252.1
General Motors Corporation                           167.8             161.7
Society National Bank                                152.8             143.7
Ford Motor Company                                   144.7             142.3
Associates Corporation of North America              132.9             131.1
First Deposit Master Trust 1994-1A                   114.9             112.1

                                     (31)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2. Investments (Continued)

     The portfolio of debt securities at December 31, 1994 and 1993 included $318 million and $329 million, respectively, (3% of the debt securities for both years) of investments that are considered "below investment grade". "Below investment grade" securities are defined to be securities that carry a rating below BBB-/Baa3, by Standard & Poors/Moody's Investor Services, respectively. Of these below investment grade assets, $32 million and $39 million, at December 31, 1994 and 1993, respectively, were investments that were purchased at investment grade, but whose ratings have since been downgraded.

     Included in residential mortgage-back securities are collateralized mortgage obligations ("CMOs") with carrying values of $2.6 billion and $5.2 billion at December 31, 1994 and 1993, respectively. The $2.6 billion decline in CMOs from December 31, 1993 to December 31, 1994 was related primarily to sales and principal repayments. CMO sales of $1.6 billion resulted in net realized capital gains of $35 million of which $23 million was allocated to experience-rated contracts. The Company's CMO exposure was reduced as a result of changes in their risk and return characteristics and to better diversify the risk profile of the Company's assets. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates whereby the CMOs would be subject to repayments of principal earlier or later than originally anticipated. At December 31, 1994 and 1993, approximately 85% and 93%, respectively, of the Company's CMO holdings consisted of sequential and planned amortization class ("PAC") debt securities which are subject to less prepayment and extension risk than other CMO instruments. At December 31, 1994 and 1993, approximately 82% of the Company's CMO holdings were collateralized by residential mortgage loans, on which the timely payment of principal and interest was backed by specified government agencies (e.g., GNMA, FNMA, FHLMC).

     If due to declining interest rates, principal was to be repaid earlier than originally anticipated, the Company could be affected by a decrease in investment income due to the reinvestment of these funds at a lower interest rate. Such prepayments may result in a duration mismatch between assets and liabilities which could be corrected as cash from prepayments could be reinvested at an appropriate duration to adjust the mismatch.

     Conversely, if due to increasing interest rates, principal was to be repaid slower than originally anticipated, the Company could be affected by a decrease in cash flow which reduces the ability to reinvest expected principal repayments at higher interest rates. Such slower payments may result in a duration mismatch between assets and liabilities which could be corrected as available cash flow could be reinvested at an appropriate duration to adjust the mismatch.

     At December 31, 1994 and 1993, 4% and 3%, respectively, of the Company's CMO holdings consisted of interest-only strips (IOs) or principal-only strips (POs). IOs receive payments of interest and POs receive payments of principal on the underlying pool of mortgages. The risk inherent in holding POs is extension risk related to dramatic increases in interest rates whereby the future payments due on POs could be repaid much slower than originally anticipated. The extension risks inherent in holding POs, PACs and sequentials was mitigated by purchasing offsetting positions in IOs. During dramatic increases in interest rates, IOs would generate more future payments than originally anticipated.

                                     (32)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2. Investments (Continued)

     The risk inherent in holding IOs is prepayment risk related to dramatic decreases in interest rates whereby future IO cash flows could be much less than originally anticipated and in some cases could be less than the original cost of the IO. The risks inherent in IOs are mitigated by holding offsetting positions in PO's, PACs, and sequentials. During dramatic decreases in interest rates POs, PACs and sequentials would generate future cash flows much quicker than originally anticipated.

     In 1993, due to declining interest rates and prepayments on the underlying pool of mortgages, the amortized cost on IO's was written down by $85.4 million. IO writedowns of $4.7 million, net of $80.7 million allocated to experience-rated contracts, were reflected in 1993 net realized capital gains (losses). In 1994, due to increasing interest rates, unrealized gains on IO's increased from $0.5 million at December 31, 1993 to $17.8 million at December 31, 1994. Conversely, unrealized gains on POs decreased from $36.7 million at December 31, 1993 to $5.3 million at December 31, 1994. 1994 net realized gains (losses) included net gains of $10.0 million as a result of sales of IOs and POs (including amounts allocated to experience-rated contractholders).

     The Company did not use derivative instruments (ie.,futures, forward contracts, interest swaps, etc.)for hedging or any other purposes in 1994 or 1993.

     The Company does hold investments in certain debt and equity securities with derivative characteristics (ie., including the fact that their market value is at least partially determined by, among other things, levels of or changes in interest rates, prepayment rates, equity markets or credit ratings/spreads).

     The amortized cost and fair value of these securities, included in the $10.8 billion investment portfolio, as of December 31, 1994 was as follows:

                                                   Amortized           Fair
     (Millions)                                      Cost              Value
                                                  ---------------------------
                                                           (millions)

Collateralized mortgage obligations (including
     interest-only and principal-only strips)      $ 2,671.0       $ 2,564.5
Treasury and agency strips:
      Principal                                         20.7            21.6
      Interest                                         104.2            90.2
Mandatorily convertible preferred stock                 12.1            11.6

                                     (33)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

2. Investments (Continued)

     Investments in available for sale equity securities were as follows:


                                                                        Gross           Gross
                                                    Amortized         Unrealized      Unrealized            Fair
(Millions)                                            Cost              Gains           Losses              Value
                                                   -----------        ----------       ---------        ------------
                                                                          (millions)
 -------------------------------------------------------------------------------------------------------------------
 1994
 -------------------------------------------------------------------------------------------------------------------
 Equity Securities                                 $ 230.5            $   6.5          $   7.9          $ 229.1
 -------------------------------------------------------------------------------------------------------------------

 1993
 -------------------------------------------------------------------------------------------------------------------
 Equity Securities                                 $ 160.7            $  12.0          $   0.1          $ 172.6
 -------------------------------------------------------------------------------------------------------------------


     At December 31, 1994 and 1993, 91% of outstanding policy loans had fixed interest rates. The fixed interest rates for annuity policy loans ranged from 1% to 3% for individual annuity policies in both 1994 and 1993. The fixed interest rates for individual life policy loans ranged from 5% to 8% in 1994 and 6% to 8% in 1993. The remaining outstanding policy loans had variable interest rates averaging 8% in 1994 and 1993. Investment income from policy loans was $11.5 million, $10.8 million and $9.5 million in 1994, 1993 and 1992, respectively.


     Off-Balance Sheet Financial Instruments

     At December 31, 1993, the Company had $149.0 million in outstanding forward commitments to purchase mortgage-backed securities at a specified future date and at a specified price or yield. These instruments involve elements of market risk whereby future changes in market prices may make a financial instrument less valuable. However, the difference between the fair value at which the commitments can be settled, and the contractual value of these securities, was immaterial at December 31, 1993. There were no outstanding forward commitments at December 31, 1994.

     There were no material concentrations of off-balance sheet financial instruments at December 31, 1994 and 1993.

3.   Capital Gains and Losses on Investment Operations

     Realized capital gains or losses are the difference between proceeds received from investments sold or prepaid, and amortized cost. Net realized capital gains as reflected in the Consolidated Statements of Income are after deductions for net realized capital gains (losses) allocated to experience-rated contracts of $(29.1) million, $(54.8) million and $36.1 million for the years ended December 31, 1994, 1993, and 1992, respectively. Net realized capital gains (losses) allocated to experience-rated contracts are deferred and subsequently reflected in credited rates on an amortized basis. Net unamortized gains (losses), reflected as a component of Policyholders' Funds Left With the Company, were $(50.7) million and $(16.5) million at the end of December 31, 1994 and 1993, respectively.

                                     (34)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

3.  Capital Gains and Losses on Investment Operations (Continued)

     Changes to the mortgage loan valuation reserve and writedowns on debt securities are included in net realized capital gains (losses) and amounted to $1.1 million and $(98.5) million, of which $0.8 million and $(91.5) million were allocable to experience-rated contractholders, for the years ended December 31, 1994 and 1993, respectively. There were no changes to the valuation reserve or writedowns in 1992. The 1993 losses were primarily related to writedowns of interest-only mortgage-backed securities to their fair value.

     Net realized capital gains (losses) on investments, net of amounts allocated to experience-rated contracts, were as follows:

                                             1994         1993         1992
                                             ----         ----         ----
                                                       (millions)

Debt securities                              $  1.0     $  9.6      $  12.9
Equity securities                               0.2         .1          0.5
Mortgage loans                                  0.3       (0.2)          -
                                             -------    -------     --------
Pretax realized capital gains                $  1.5     $  9.5      $  13.4
                                             =======    =======     ========

After-tax realized capital gains             $  1.0     $  6.2      $   8.8
                                             =======    =======     ========


     Gross gains of $26.6 million, $33.3 million and $13.9 million and gross losses of $25.6 million, $23.7 million and $1.0 million were realized from the sales of investments in debt securities in 1994, 1993 and 1992, respectively.

     Changes in unrealized capital gains (losses), excluding changes in unrealized capital gains (losses) related to experience-rated contracts, for the years ended December 31, were as follows:

                                                1994         1993         1992
                                                ----         ----         ----
                                                          (millions)


Debt securities                                 $(242.1)   $ 164.3     $    -
Equity securities                                 (13.3)      10.6        (0.1)
Limited partnership                                (1.8)        -           -
                                                --------   --------    --------
                                                 (257.2)     174.9        (0.1)

Deferred federal income taxes (See Note 6)         46.3       61.2          -
                                                --------   --------    --------

Net change in unrealized capital gains (losses) $(303.5)   $ 113.7     $  (0.1)
                                                ========   ========    ========

                                     (35)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

3. Capital Gains and Losses on Investment Operations (Continued)

     The net change in unrealized capital gains (losses) on debt securities in 1994 and 1993 resulted from the adoption of FAS No. 115. For the year ended December 31, 1992, debt securities were carried at amortized cost. The unrecorded net appreciation for debt securities carried at amortized cost (including amounts allocable to experience-rated contracts) amounted to $612.4 million at December 31, 1992.

     Net unrealized capital gains (losses) allocable to experience-rated contracts of $(308.6)million and $582.8 million at December 31, 1994 and 1993, respectively, are not included in shareholder's equity. These amounts are reflected on the Consolidated Balance Sheet in policyholders' funds left with the Company.

     Shareholder's  equity  included the  following  unrealized  capital gains
     (losses),   which  are  net  of  amounts  allocable  to  experience-rated contractholders, at December 31:

                                                1994         1993         1992
                                                ----         ----         ----
                                                          (millions)

     Debt securities
       Gross unrealized capital gains           $  27.4    $ 164.3     $    -
       Gross unrealized capital losses           (105.2)        -           -
                                                --------   --------    --------
                                                  (77.8)     164.3          -
     Equity securities
       Gross unrealized capital gains               6.5       12.0         2.0
       Gross unrealized capital losses             (7.9)      (0.1)       (0.7)
                                                --------   --------    --------
                                                   (1.4)      11.9         1.3
     Limited Partnership
       Gross unrealized capital gains                -          -           -
       Gross unrealized capital losses             (1.8)        -           -
                                                --------   --------    --------
                                                   (1.8)        -           -

     Deferred federal income taxes (See Note 6)   108.0       61.7         0.5
                                                --------   --------    --------

     Net unrealized capital gains (losses)      $(189.0)   $ 114.5     $   0.8
                                                ========   ========    ========

                                     (36)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)


4. Net Investment Income

     Sources of net  investment  income were as  follows:

                                               1994        1993        1992
                                             -------     -------     -------
                                                        (millions)

Debt securities                             $   823.9   $   828.0   $   763.7
Preferred stock                                   3.9         2.3         2.8
Investment in affiliated mutual funds             5.2         2.9         3.2
Mortgage loans                                    1.4         1.5         1.8
Policy loans                                     11.5        10.8         9.5
Reinsurance loan to affiliate                    51.5        53.3        56.7
Cash equivalents                                 29.5        16.8        16.6
Other                                             6.7         7.7         6.4
                                            ----------  ----------  ----------
Gross investment income                         933.6       923.3       860.7
Less investment expenses                        (16.4)      (11.4)      (12.6)
                                            ----------  ----------  ----------
Net investment income                       $   917.2   $   911.9   $   848.1
                                            ==========  ==========  ==========

     Net investment income includes amounts allocable to experience-rated contractholders of $677.1 million, $661.3 million and $604.0 million for the years ended December 31, 1994, 1993 and 1992, respectively. Interest credited to contractholders is included in Current and Future Benefits.

5. Dividend Restrictions and Shareholder's Equity

     The amount of dividends that may be paid to the shareholder in 1995 without prior approval by the Insurance Commissioner of the State of Connecticut is $70.9 million.

     The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's equity those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. Statutory net income was $70.9 million, $77.6 million and $62.5 million for the years ended December 31, 1994, 1993 and 1992, respectively. Statutory shareholder's equity was $615.0 million and $574.4 million as of December 31, 1994 and 1993, respectively.

     As of December 31, 1994, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that, individually or in the aggregate, materially affect statutory shareholder's equity.

                                      (37)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

6. Federal Income Taxes

     The Company is included in the consolidated federal income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated return.

     As discussed in Note 1, the Company adopted FAS No. 109 as of January 1, 1992 resulting in a cumulative effect benefit of $22.8 million.

     In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase in the deferred tax liability of $3.4 million at date of enactment, which is included in the 1993 deferred tax expense.

     Components of income tax expense (benefits) were as follows:


                                               1994        1993        1992
                                             -------     -------     -------
                                                        (millions)

     Current taxes (benefits):
       Income from operations                $  78.7     $  87.1     $  68.0
       Net realized capital gains              (33.2)       18.1        18.1
                                             --------    --------    --------
                                                45.5       105.2        86.1
                                             --------    --------    --------
     Deferred taxes (benefits):
       Income from operations                   (8.0)      (14.2)      (17.7)
       Net realized capital gains               33.7       (14.8)      (13.5)
                                             --------    --------    --------
                                                25.7       (29.0)      (31.2)
                                             --------    --------    --------
          Total                              $  71.2     $  76.2     $  54.9
                                             ========    ========    ========

                                     (38)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)


6. Federal Income Taxes (Continued)

     Income tax expense was different from the amount computed by applying the federal income tax rate to income before federal income taxes for the following reasons:

                                               1994        1993        1992
                                             -------     -------     -------
                                                        (millions)


Income before federal income taxes            $216.5      $219.1      $168.1
Tax rate                                          35%         35%         34%
                                             --------    --------    --------
Application of the tax rate                     75.8        76.7        57.2
                                             --------    --------    --------
Tax effect of:
     Excludable dividends                       (8.6)       (8.7)       (6.4)
     Tax reserve adjustments                     2.9         4.7         5.1
     Reinsurance transaction                     1.9        (0.2)       (0.5)
     Tax rate change on deferred liabilities      -          3.7          -
     Other, net                                 (0.8)         -         (0.5)
                                             --------    --------    --------
       Income tax expense                     $ 71.2     $  76.2      $ 54.9
                                             ========    ========    ========


     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities under FAS No. 109 at December 31, 1994 and 1993 are presented below:

                                                           1994         1993
                                                         --------     --------
                                                             (millions)


     Deferred tax assets:
       Insurance reserves                                $ 211.5      $ 195.4
       Net unrealized capital losses                       136.3           -
       Investment losses not currently deductible           15.5         31.2
       Postretirement benefits other
         than pensions                                       8.4          8.6
       Impairment reserves                                    -           7.9
       Other                                                28.3         19.3
                                                         --------     --------
     Total gross assets                                    400.0        262.4

     Less valuation allowance                              136.3           -
                                                         --------     --------
       Deferred tax assets net of valuation                263.7        262.4

     Deferred tax liabilities:
        Deferred policy acquisition costs                  385.2        355.2
        Unrealized losses allocable to
          experience-rated contracts                       108.0           -
        Market discount                                      3.6          5.4
        Net unrealized capital gains                          -          61.7
        Other                                                0.4          1.6
                                                         --------     --------
         Total gross liabilities                           497.2        423.9
                                                         --------     --------
         Net deferred tax liability                      $ 233.5      $ 161.5
                                                         ========     ========

                                      (39)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

6. Federal Income Taxes (Continued)

     Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. At December 31, 1994, $81.0 million of net unrealized capital losses were reflected in shareholder's equity without deferred tax benefits. For federal income tax purposes, capital losses are deductible only against capital gains in the year of sale or during the carryback and carryforward periods (three and five years, respectively). Due to the expected full utilization of capital gains in the carryback period and the uncertainty of future capital gains, a valuation allowance of $28.3 million related to the net unrealized capital losses has been reflected in shareholder's equity. In addition,
     $308.6   million   of  net   unrealized   capital   losses   related   to
     experience-rated contracts are not reflected in shareholder's equity since such losses, if realized, are allocable to contractholders. However, the potential loss of tax benefits on such losses is the risk of the Company and therefore would adversely affect the Company rather than the contractholder. Accordingly, an additional valuation allowance of $108.0 million has been reflected in shareholder's equity as of December 31, 1994. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. Non-recognition of the deferred tax benefits on net unrealized losses described above had no impact on net income for 1994, but has the potential to adversely affect future results if such losses are realized.

     The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 1994. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

     The Internal Revenue Service ("Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1986. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has commenced its examinations for the years 1987 through 1990.

                                      (40)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

7. Benefit Plans

     Employee Pension Plans - The Company, in conjunction with Aetna, has non-contributory defined benefit pension plans covering substantially all employees. The plans provide pension benefits based on years of service and average annual compensation (measured over sixty consecutive months of highest earnings in a 120 month period). Contributions are determined using the Entry Age Normal Cost Method and, for qualified plans subject to ERISA requirements, are limited to the amounts that are currently deductible for tax reporting purposes. The accumulated benefit obligation and plan assets are recorded by Aetna. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

     Agent Pension Plans - The Company, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

     Employee Postretirement Benefits - In addition to providing pension benefits, Aetna also provides certain postretirement health care and life insurance benefits, subject to certain caps, for retired employees. Medical and dental benefits are offered to all full-time employees retiring at age 50 with at least 15 years of service or at age 65 with at least 10 years of service. Retirees are required to contribute to the plans based on their years of service with Aetna.

     Aetna implemented FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions in 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. Prior to the adoption of FAS No. 106, the cost of postretirement benefits was charged to operations as payments were made. The accumulated benefit obligation and plan assets are recorded by Aetna. Accumulated postretirement benefits exceed plan assets.

     The cost to the Company associated with the Aetna postretirement plans for 1994, 1993 and 1992 were $1.0 million, $0.8 million and $0.8 million, respectively.

     Agent Postretirement Benefits - The Company, in conjunction with Aetna, also provides certain postemployment health care and life insurance benefits for certain agents. The impact of recognizing the liability for agent costs was a cumulative effect adjustment of $13.2 million (net of deferred taxes of $6.8 million) and is reported in the 1992 Consolidated Statement of Income.

     The cost to the Company associated to the agents' postretirement plans for 1994, 1993 and 1992 were $0.7 million, $0.6 million and $0.7 million, respectively.

     Incentive Savings Plan - Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna. Pretax charges to operations for the incentive savings plan were $3.3 million, $3.1 million and $2.8 million in 1994, 1993 and 1992, respectively.

                                      (41)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

7. Benefit Plans (Continued)

     Stock Plans - Aetna has a stock incentive plan that provides for stock options and deferred contingent common stock or cash awards to certain key employees. Aetna also has a stock option plan under which executive and middle management employees of Aetna may be granted options to purchase common stock of Aetna at the market price on the date of grant or, in connection with certain business combinations, may be granted options to purchase common stock on different terms. The cost to the Company associated to the Aetna stock plans for 1994 and 1993 was $2.3 million, $0.4 million, respectively. The cost for 1992 was immaterial.

8.   Related Party Transactions

     The Company is compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis, ranges, depending on the product, from .70% to 1.80% of their average daily net assets. The Company also receives fees from the variable life and annuity mutual funds and The Aetna Series Fund for serving as investment adviser. Under the advisory agreements, the Funds pay the Company a daily fee which, on an annual basis, ranges, depending on the fund, from .25% to 1.00% of their average daily net assets. The advisory agreements also call for the variable funds to pay their own administrative expenses and for The Aetna Series Fund to pay certain administrative expenses. The Company also receives fees (expressed as a percentage of the average daily net assets) from The Aetna Series Fund for providing administration shareholder services and promoting sales. The amount of compensation and fees received from the Separate Accounts and Funds, included in Charges Assessed Against Policyholders, amounted to $104.6 million, $93.6 million and $80.5 million in 1994, 1993 and 1992, respectively. The Company may waive advisory fees at its discretion.

     The Company may, from time to time, make reimbursements to a Fund for some or all of its operating expenses. Reimbursement arrangements may be terminated at any time without notice.

     Since 1981, all domestic individual non-participating life insurance of Aetna and its subsidiaries has been issued by the Company. Effective December 31, 1988, the Company entered into a reinsurance agreement with Aetna Life Insurance Company ("Aetna Life") in which substantially all of the non-participating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. A $108.0 million commission, paid by the Company to Aetna Life in 1988, was capitalized as deferred policy acquisition costs. The Company maintained insurance reserves of $690.3 million and $711.0 million as of December 31, 1994 and 1993, respectively, relating to the business assumed. In consideration for the assumption of this business, a loan was established relating to the assets held by Aetna Life which support the insurance reserves. The loan is being reduced in accordance with the decrease in the reserves. The fair value of this loan was $630.3 million and $685.8 million as of December 31, 1994 and 1993, respectively, and is based upon the fair value of the underlying assets. Premiums of $32.8 million, $33.3 million and $36.8 million and current and future benefits of $43.8 million, $55.4 million and $47.2 million were assumed in 1994, 1993 and 1992, respectively.

                                     (42)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)


8. Related Party Transactions (Continued)

     Investment income of $51.5 million, $53.3 million and $56.7 million was generated from the reinsurance loan to affiliate in 1994, 1993 and 1992, respectively. Net income of approximately $25.1 million, $13.6 million and $21.7 million resulted from this agreement in 1994, 1993 and 1992, respectively.

     On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company also is responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $24.2 million and $27.8 million were maintained for this contract as of December 31, 1994 and 1993, respectively.

     Effective February 1, 1992, the Company increased its retention limit per individual life to $2.0 million and entered into a reinsurance agreement with Aetna Life to reinsure amounts in excess of this limit, up to a maximum of $8.0 million on any new individual life business, on a yearly renewable term basis. Premium amounts related to this agreement for 1994, 1993 and 1992 were immaterial.

     Effective December 31, 1992, the Company entered into an assumption reinsurance agreement with Aetna Life to reinsure a block of approximately 3,500 life contingent, period certain and deferred lump sum annuities (totaling $175.5 million in premium) issued by the Company to Aetna Casualty to fund its obligations under structured settlement agreements. The negotiated price recognized the sale of future profits and included consideration to ALIAC for the continued administration of the reinsured contracts on behalf of, and in the name of, Aetna Life.

     The Company received no capital contributions in 1994, 1993 or 1992.

     Premiums due and other receivables include $27.6 million and $9.8 million due from affiliates in 1994 and 1993, respectively. Other liabilities include $27.9 million and $26.1 million due to affiliates for 1994 and 1993, respectively.

     Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

                                     (43)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

9. Reinsurance

     The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverables deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

     The following table includes premium amounts ceded/assumed to/from affiliated companies as discussed in Note 8 above.




                                               Ceded to     Assumed
                                     Direct    Other        from Other   Net
                                     Amount    Companies    Companies    Amount
                                    --------   ---------    ---------   ---------
                                                     (millions)
   1994
   ----

 Premiums:
   Life Insurance                   $  25.8      $   6.0      $  32.8     $  52.6
   Accident and Health Insurance       10.8          9.3           -          1.5
   Annuities                           69.9           -           0.2        70.1
                                    ----------------------------------------------
    Total earned premiums           $ 106.5      $  15.3      $  33.0     $ 124.2
                                    ==============================================


   1993
   ----

Premiums:
  Life Insurance                    $  20.9      $   5.6      $  33.3     $  48.6
  Accident and Health Insurance        14.4         12.9           -          1.5
  Annuities                            31.3           -           0.7        32.0
                                    ----------------------------------------------
   Total earned premiums            $  66.6      $  18.5      $  34.0     $  82.1
                                    ==============================================


   1992
   ----

Premiums:
  Life Insurance                    $  20.8      $   5.2      $  36.8     $  52.4
  Accident and Health Insurance        15.1         13.7           -          1.4
  Annuities                            18.4           -           0.3        18.7
                                    ----------------------------------------------
   Total earned premiums            $  54.3      $  18.9      $  37.1     $  72.5
                                    ==============================================

                                     (44)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

10. Financial Instruments

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:

                                                            1994                                 1993
                                                   ----------------------------       ----------------------------
                                                    Carrying           Fair             Carrying         Fair
                                                     Value             Value             Value           Value
                                                   ----------------------------       ----------------------------
                                                                                   (millions)

Assets:
    Cash and cash equivalents                      $   623.3          $   623.3        $   536.1        $   536.1
    Short-term investments                              98.0               98.0             22.6             22.6
    Debt securities                                 10,191.4           10,191.4         10,531.0         10,531.0
    Equity securities                                  229.1              229.1            172.6            172.6
    Limited partnership                                 24.4               24.4              -                -
    Mortgage loans                                       9.9                9.9             10.1             10.1
Liabilities:
    Investment contract liabilities:
          With a fixed maturity                        826.7              833.5            733.3            795.6
          Without a fixed maturity                   8,074.9            7,870.4          8,196.4          8,099.3


     Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate and liquidity risk, the fair values of all assets and liabilities should be taken into consideration, not only those above.

     The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

     Short-term instruments: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices are not available, the carrying amounts reported in the Consolidated Balance Sheets approximates fair value. Short-term instruments have a maturity date of one year or less and include cash and cash equivalents, and short-term investments.

     Debt and equity securities: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair value is estimated by using quoted market prices for similar securities or discounted cash flow methods.

                                     (45)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

10. Financial Instruments (Continued)

     Mortgage loans: Fair value is estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimate of mortgage loans of lower quality, including problem and restructured loans, is based on the estimated fair value of the underlying collateral.

     Investment contract liabilities (included in Policyholders' Funds Left With the Company): With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

     Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

                                     (46)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

            Notes to Consolidated Financial Statements (Continued)

11. Segment Information

     Effective December 31, 1994, the Company's operations, which previously were reported in total, will now be reported through two major business segments: Life Insurance and Financial Services. The Life Insurance segment markets most types of life insurance including universal life, interest-sensitive whole life, and term insurance. These products are offered primarily to individuals, small businesses, employer-sponsored groups and executives of Fortune 2000 companies. The Financial Services segment markets and services individual and group annuity contracts which offer a variety of funding and distribution options for personal and employer-sponsored retirement plans that qualify for tax deferral under sections 401(k) for corporations, 403(b) for hospitals and educational institutions, 408 for individual retirement accounts, and 457 for state and local governments and tax exempt healthcare organizations (the "deferred compensation market"), of the Internal Revenue Code. These contracts may be immediate or deferred. These products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups.

     Summarized financial information for the Company's principal operations was as follows:


(Millions)                                            1994               1993               1992
 --------------------------------------------------------------------------------------------------

Revenue:
  Life insurance                                    $   386.1         $   371.7          $   363.6
  Financial services                                    946.1             892.8              812.5
                                                    -----------------------------------------------
    Total revenue                                   $ 1,332.2         $ 1,264.5          $ 1,176.1
 --------------------------------------------------------------------------------------------------

Income from continuing  operations  before
 income taxes and cumulative effect adjustments:
  Life insurance                                    $    96.8         $    98.0          $    74.6
  Financial services                                    119.7             121.1               93.5
                                                    -----------------------------------------------
    Total income from continuing operations before
     income taxes and cumulative effect adjustments $   216.5         $   219.1          $   168.1
 --------------------------------------------------------------------------------------------------

Net income:
  Life insurance                                    $    59.8         $    56.1          $    45.6
  Financial services                                     85.5              86.8               67.6
                                                    -----------------------------------------------
    Income before cumulative effect adjustments     $   145.3         $   142.9          $   113.2
 --------------------------------------------------------------------------------------------------
    Cumulative effect adjustments                         -                 -                  9.6
                                                    -----------------------------------------------
Net income                                          $   145.3         $   142.9          $   122.8
 --------------------------------------------------------------------------------------------------


(Millions)                                            1994               1993               1992
Assets under management, at fair value:
    Life insurance                                  $ 2,175.2         $ 2,180.1          $ 1,973.1
    Financial services                               17,791.9          16,600.5           13,644.3
 --------------------------------------------------------------------------------------------------
       Total assets under management                $19,967.1         $18,780.6          $15,617.4
 --------------------------------------------------------------------------------------------------

                                     (47)

Item 9. Disagreements on Accounting and Financial Disclosure

     None. PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)    The following documents are filed as part of this report:

       1.  Financial statements.  See Item 8 on Page 18.
       2. Financial statement schedules. See Index to Financial Statement Schedules on Page 50.
       3.  Exhibits:

           3(a)    Certificate of Incorporation

                   Incorporated herein by reference to post-effective amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) as filed with the SEC on February 28, 1994.

           3(b)    By-Laws

                   Incorporated herein by reference to post-effective amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) as filed with the SEC on February 28, 1994.

           4       Instruments   Defining  the  Rights  of  Security  Holders,
                   Including Indentures

                   Incorporated herein by reference to Form S-1, File No. 33-42555, as amended, originally filed with the Securities and Exchange Commission on January 4, 1989 and most recently amended on April 5, 1991.

                   Incorporated herein by reference to Form S-1, File No. 33-34583, as amended, originally filed with the Securities and Exchange Commission on January 4, 1989 and most recently amended on April 13, 1993.

                   Incorporated herein by reference to Form N-4, File No. 2-52448, as amended, most recently on February 28, 1994.

                   Incorporated herein by reference to Form N-4, File No. 33-34370, as amended, most recently on March 1, 1994.

                   Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 33-76018, filed on April 25, 1994.

                   Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-81216, filed on July 6, 1994.

                   Incorporated herein by reference to Registration Statement Form N-4, File No. 33-88722, filed on January 20, 1995.

                   Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-75954, filed on February 23, 1995.

                                     (48)

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (Continued)

           4       Instruments   Defining  the  Rights  of  Security  Holders,
                   Including Indentures (Continued)

                   Incorporated   herein  by   reference   to   Post-Effective
                   Amendment No. 3 to Registration Statement on Form N-4, File No. 33-75996, filed on February 23, 1995.

                   Incorporated   herein  by   reference   to   Post-Effective
                   Amendment No. 2 to Registration Statement on Form N-4, File No. 33-75956, filed on February 23, 1995.

                   Incorporated   herein  by   reference   to   Post-Effective
                   Amendment No. 60 to Registration Statement on Form N-4, File No. 2-52449, filed on February 24, 1995.

                   Incorporated   herein  by   reference   to   Post-Effective
                   Amendment No. 1 to Registration Statement on Form N-4, File No. 33-75988, filed on February 27, 1995.

                   Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-75976, filed on February 28, 1995.

                   Incorporated herein by reference to Registration Statement on Form N-4, File No. 33-75984 filed on February 28, 1995.

                   Incorporated   herein  by   reference   to   Post-Effective
                   Amendment No. 1 to Registration Statement on Form N-4, File No. 33-79122, filed on March 2, 1995.

                   Incorporated herein by reference to Registration Statement on Form S-6, File No. 33-75248, filed on February 10, 1994.

                   Incorporated herein by reference to Form S-6, File No. 33-2339, as amended, most recently on February 18, 1994.

                   Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 33-76004, filed on April 29, 1994.

           10 Material Contracts (Management contracts / compensatory plans or arrangements)

                   * The 1984 Stock Option Plan of Aetna Life and Casualty Company and the amendments thereto; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

                   * Aetna Life and Casualty Company's Supplemental Incentive Savings Plan; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

                   * Aetna Life and Casualty Company's Supplemental Pension Benefit Plan; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, filed on March 17, 1993. Commission File Number 1-5704

                                     (50)

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (Continued)

           10 Material Contracts (Management contracts / compensatory plans or arrangements) (Continued)

                   * Aetna Life and Casualty Company's 1986 Management Incentive Plan; incorporated by reference to Aetna Life and Casualty Company's 1992 Form 10-K, as amended effective February 25, 1994. Commission File Number 1-5704

                   * Aetna Life and Casualty Company's 1994 Stock Incentive Plan; incorporated by reference to 1994 Proxy Statement of Aetna Life and Casualty Company filed on March 18, 1994.

                   Fund Participation Agreements between ALIAC and Lexington Emerging Markets Fund, Inc. and Lexington Management Corporation - Incorporated by reference to Post- Effective Amendment No. 15 to Registration Statement on Form N-4, File No. 33-34370, filed on April 19, 1994.

                   Fund Participation Agreements between ALIAC and Alger American Fund and Fred Alger Management, Inc., Calvert Asset Management Company, Lexington Management Corporation, and Neuberger & Berman Advisors Management Trust - Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 33-75996, filed on April 21, 1994.

                   Fund Participation Agreements between ALIAC and Franklin Advisors, Inc. - Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 33-75990, filed on April 25, 1994.

                   Fund Participation Agreements between ALIAC and Fidelity Distributors Corporation - Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4, File No. 33-75978, filed on April 25, 1994.

                   Fund Participation Agreements between ALIAC and Janus Aspen Series - Incorporated by reference to Registration Statement on Form N-4, File No. 33-75960, filed on August 9, 1994.

                   Fund Participation Agreements between ALIAC and Scudder Variable Life Investment Fund, and TCI Portfolios, Inc. - Incorporated by reference to Registration Statement on Form N-4, File No. 33-88720, filed on January 20, 1995.

                   * Management contract or compensatory plan or arrangement

           21      Subsidiaries of the Registrant

                   Incorporated by reference to Exhibit 24C to Registration Statement on Form N-4 (File Number 33-88720) filed on January 20, 1995.

                                     (51)

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K (Continued)

           24      Power of Attorney

                   Filed herein immediately after Signature page.

           Exhibits other than these listed are omitted because they are not required or not applicable.

(b) Reports on Form 8-K.

     None.

                                     (52)

                         Independent Auditor's Report

The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company

Under date of February 7, 1995, we reported on the consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994, as included herein. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedules as listed in the accompanying index. These consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement schedules based on our audits.

In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities and reinsurance contracts. In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                                         KPMG Peat Marwick LLP

Hartford, Connecticut
February 7, 1995

                                     (53)

                                  APPENDIX C

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form 10-Q

               Quarterly Report Pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934


     For the quarterly period                        Commission file
     ended September 30, 1995                        number 33-23376
     ------------------------                        ---------------

                   Aetna Life Insurance and Annuity Company
 -----------------------------------------------------------------------------
         (Exact name of registrant as specified in its charter)


           Connecticut                                        71-0294708
 -----------------------------------------------------------------------------
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                           Identification No.)

  151 Farmington Avenue, Hartford, Connecticut              06156
 -----------------------------------------------------------------------------
   (Address of principal executive offices)               (ZIP Code)


Registrant's telephone number, including area code     (860) 273-0978
                                                   ---------------------

                                     None
 -----------------------------------------------------------------------------
Former name, former address and former fiscal year if changed since last report


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                        Yes     X      No
                               ---          ---

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                                             Shares Outstanding
Title of Class                                              at October 31, 1995
--------------                                              -------------------
Common Stock,
 par value $50                                                     55,000

The registrant meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q and is therefore filing this Form with the reduced disclosure format.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

       Quarterly Report For Period Ended September 30, 1995 on Form 10-Q

                               TABLE OF CONTENTS
                               -----------------

                                                                          PAGE
                                                                          ----

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

       Consolidated Statements of Income..............................      3
       Consolidated Balance Sheets....................................      4
       Consolidated Statements of Changes in Shareholder's Equity.....      5
       Consolidated Statements of Cash Flows..........................      6
       Condensed Notes to Consolidated Financial Statements...........      7
       Independent Auditors' Review Report............................      8

Item 2.  Management's Analysis of the Results of Operations...........      9


PART II. OTHER INFORMATION

Item 1.  Legal Proceedings............................................     14

Item 6. Exhibits and Reports on Form 8-K..............................     14

Signatures............................................................     15


                                      (2)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                       Consolidated Statements of Income
                                  (millions)

                                                       3 Months Ended September 30,     9 Months Ended September 30,
                                                       ----------------------------     ----------------------------
                                                          1995             1994            1995             1994
                                                          ----             ----            ----             ----
Revenue:
  Premiums                                                $24.1            $26.7           $94.8            $79.2
  Charges assessed against policyholders                   80.2             70.6           231.1            207.0
  Net investment income                                   250.1            224.1           732.0            684.9
  Net realized capital gains                                8.3              3.4            19.3              5.3
  Other income                                              7.5              1.0            30.0              3.9
                                                       --------         --------        --------         --------
        Total revenue                                     370.2            325.8         1,107.2            980.3

Benefits and expenses:
  Current and future benefits                             230.2            206.6           677.1            621.1
  Operating expenses                                       74.3             54.5           222.9            166.7
  Amortization of deferred policy acquisition costs         6.9             11.9            27.3             31.7
                                                       --------         --------        --------         --------
       Total benefits and expenses                        311.4            273.0           927.3            819.5

Income before federal income taxes                         58.8             52.8           179.9            160.8
Federal income taxes                                       19.6             16.0            58.8             51.4
                                                       --------         --------        --------         --------
Net income                                                $39.2            $36.8          $121.1           $109.4
                                                       ========         ========        ========         ========

See Condensed Notes to Consolidated Financial Statements.



                                      (3)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                          Consolidated Balance Sheets
                                  (millions)

                                                                  September 30,    December 31,
Assets                                                                1995             1994
------                                                                ----             ----
Investments:
  Debt securities, available for sale:
    (amortized cost:  $11,540.8 and $10,577.8)                       $11,999.5        $10,191.4
  Equity securities, available for sale:
    Non-redeemable preferred stock (cost:  $54.8 and $43.3)               61.5             47.2
    Investment in affiliated mutual funds (cost:  $213.9 and $187.1)     241.7            181.9
    Common stock (cost:  $5.7 at September 30, 1995)                       7.6              --
  Short-term investments                                                  16.6             98.0
  Mortgage loans                                                           5.6              9.9
  Policy loans                                                           305.7            248.7
  Limited partnership                                                     24.6             24.4
                                                                   -----------      -----------
       Total investments                                              12,662.8         10,801.5

Cash and cash equivalents                                                506.4            623.3
Accrued investment income                                                171.8            142.2
Premiums due and other receivables                                        54.5             75.8
Deferred policy acquisition costs                                      1,283.1          1,172.0
Reinsurance loan to affiliate                                            659.4            690.3
Other assets                                                              21.2             15.9
Separate Accounts assets                                               9,931.9          7,420.8
                                                                   -----------      -----------
       Total assets                                                  $25,291.1        $20,941.8
                                                                   ===========      ===========
Liabilities and Shareholder's Equity
------------------------------------
Liabilities:
-----------
  Future policy benefits                                              $3,247.2         $2,920.4
  Unpaid claims and claim expenses                                        22.9             23.8
  Policyholders' funds left with the Company                          10,132.7          8,949.3
                                                                   -----------      -----------
       Total insurance reserve liabilities                            13,402.8         11,893.5
  Other liabilities                                                      261.4            302.1
  Federal income taxes:
    Current                                                               17.6              3.4
    Deferred                                                             167.6            233.5
  Separate Accounts liabilities                                        9,931.9          7,420.8
                                                                   -----------      -----------
       Total liabilities                                              23,781.3         19,853.3
                                                                   -----------      -----------
Shareholder's equity:
  Common stock, par value $50 (100,000 shares
   authorized; 55,000 shares issued and outstanding)                       2.8              2.8
  Paid-in capital                                                        407.6            407.6
  Net unrealized capital gains (losses)                                  111.2           (189.0)
  Retained earnings                                                      988.2            867.1
                                                                   -----------      -----------
       Total shareholder's equity                                      1,509.8          1,088.5
                                                                   -----------      -----------
         Total liabilities and shareholder's equity                  $25,291.1        $20,941.8
                                                                   ===========      ===========

See Condensed Notes to Consolidated Financial Statements.

                                      (4)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

          Consolidated Statements of Changes in Shareholder's Equity
                                  (millions)

                                                            9 Months Ended September 30,
                                                           ------------------------------
                                                                1995             1994
                                                                ----             ----
Shareholder's equity, beginning of period                    $1,088.5          $1,246.7
Net change in unrealized capital gains (losses)                 300.2            (224.1)
Net income                                                      121.1             109.4
                                                           ----------        ----------
Shareholder's equity, end of period                          $1,509.8          $1,132.0
                                                           ==========        ==========


See Condensed Notes to Consolidated Financial Statements.

                                      (5)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)


                     Consolidated Statements of Cash Flows
                                  (millions)
                                                                   9 Months Ended September 30,
                                                                  ------------------------------
                                                                       1995            1994
                                                                       ----            ----
Cash Flows from Operating Activities:
      Net income                                                      $121.1          $109.4
      Adjustments to reconcile net income to net cash
        provided by operating activities:
      Increase in accrued investment income                            (29.6)           (9.8)
      Decrease in premiums due and other receivables                    28.1            12.4
      Increase in policy loans                                         (57.0)          (31.3)
      Increase in deferred policy acquisition costs                   (111.1)          (52.7)
      Decrease in reinsurance loan to affiliate                         30.9            21.0
      Net increase in universal life account balances                  164.0           110.2
      Increase in other insurance reserve liabilities                   10.6            14.1
      Net (increase) decrease in other liabilities and other assets    (17.2)           23.3
      Increase in federal income taxes                                  (3.6)          (17.7)
      Net accretion of discount on debt securities                     (48.9)          (62.0)
      Net realized capital gains                                       (19.3)           (5.3)
                                                                      ------           -----
            Net cash provided by operating activities                   68.0           111.6
                                                                      ------           -----

Cash Flows from Investing Activities:
      Proceeds from sales of:
          Debt securities available for sale                         3,276.2         2,976.0
          Equity securities                                            130.5            87.4
      Investment maturities and collections of:
         Debt securities available for sale                            420.7         1,134.0
         Short-term investments                                         95.6            16.2
      Cost of investment purchases in:
         Debt securities available for sale                         (4,581.6)       (4,460.5)
         Equity securities                                            (170.2)         (159.2)
         Short-term investments                                        (14.2)          (87.5)
         Limited partnership                                             --            (25.0)
                                                                      ------           -----
            Net cash used for investing activities                    (843.0)         (518.6)
                                                                      ------           -----

Cash Flows from Financing Activities:
      Deposits and interest credited for investment contracts        1,461.9         1,328.6
      Withdrawals of investment contracts                             (803.8)         (705.3)
                                                                      ------           -----
            Net cash provided by financing activities                  658.1           623.3
                                                                      ------           -----

Net (decrease) increase in cash and cash equivalents                  (116.9)          216.3
Cash and cash equivalents, beginning of period                         623.3           536.1
                                                                      ------           -----

Cash and cash equivalents, end of period                              $506.4          $752.4
                                                                      ------           -----

Supplemental cash flow information:
  Income taxes paid, net                                               $62.4           $69.1
                                                                      ------           -----

See Condensed Notes to Consolidated Financial Statements.

                                      (6)

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

             Condensed Notes to Consolidated Financial Statements


1.      Basis of Presentation
        ---------------------

        The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are unaudited. Certain reclassifications have been made to 1994 financial information to conform to 1995 presentation. These interim statements necessarily rely heavily on estimates including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal recurring nature.

2.      Federal Income Taxes
        --------------------

        Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. During the nine months ended September 30, 1995, the Company moved from a net unrealized capital loss position of $189.0 million at December 31, 1994, to a net unrealized capital gain position of $111.2 million at September 30, 1995, primarily due to decreases in interest rates. As a result, all valuation allowances previously established related to deferred tax assets on these capital losses were reversed, which had no impact on net income for the three and nine months ended September 30, 1995.

                                      (7)

                      Independent Auditors' Review Report
                      -----------------------------------


The Board of Directors
Aetna Life Insurance and Annuity Company:

We have reviewed the accompanying condensed consolidated balance sheet of Aetna Life Insurance and Annuity Company and Subsidiaries as of September 30, 1995, and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 1995 and 1994, and the related condensed consolidated statements of changes in shareholder's equity and cash flows for the nine-month periods then ended. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1994, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for the year then ended (not presented herein); and in our report dated February 7, 1995, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994, is fairly presented, in all material respects, in relation to the consolidated balance sheet from which it has been derived.




                                                 /s/ KPMG Peat Marwick LLP


Hartford, Connecticut
October 26, 1995


                                      (8)

Item 2. Management's Analysis of the Results of Operations

Consolidated Results of Operations: Operating Summary
-----------------------------------------------------

                                                       3 Months Ended                    9 Months Ended
                                                        September 30,                     September 30,
Operating Summary (millions)                          1995         1994                 1995         1994
-----------------------------------------------------------------------------------------------------------
Premiums                                         $     24.1   $     26.7           $     94.8   $     79.2
Charges assessed against policyholders                 80.2         70.6                231.1        207.0
Net investment income                                 250.1        224.1                732.0        684.9
Net realized capital gains                              8.3          3.4                 19.3          5.3
Other income                                            7.5          1.0                 30.0          3.9
-----------------------------------------------------------------------------------------------------------
       Total revenue                                  370.2        325.8              1,107.2        980.3
-----------------------------------------------------------------------------------------------------------
Current and future benefits                           230.2        206.6                677.1        621.1
Operating expenses                                     74.3         54.5                222.9        166.7
Amortization of deferred policy acquisition costs       6.9         11.9                 27.3         31.7
-----------------------------------------------------------------------------------------------------------
       Total benefits and expenses                    311.4        273.0                927.3        819.5
-----------------------------------------------------------------------------------------------------------
       Income before federal income taxes              58.8         52.8                179.9        160.8
Federal income taxes                                   19.6         16.0                 58.8         51.4
-----------------------------------------------------------------------------------------------------------
       Net income                                $     39.2   $     36.8           $    121.1   $    109.4
===========================================================================================================
-----------------------------------------------------------------------------------------------------------
Deposits not included in premiums above: (1)
     Fully guaranteed                            $    232.5   $    178.9           $    805.7   $    531.8
     Experience-rated                                 262.6        278.0                821.7        894.0
     Non-guaranteed                                   471.8        320.5              1,189.7      1,021.7
                                                  ---------------------------------------------------------
     Total                                       $    966.9   $    777.4           $  2,817.1   $  2,447.5
===========================================================================================================
Assets under management: (2)
     Fully guaranteed                                                              $  3,269.8   $  2,559.8
     Experience-rated                                                                10,393.7      9,103.1
     Non-guaranteed                                                                  10,608.5      7,646.2
                                                                                     ----------------------
     Total                                                                         $ 24,272.0   $ 19,309.1
===========================================================================================================

(1) Under FAS 97, certain deposits are not included in premiums or revenue.
(2) Under FAS 115, included above are net unrealized capital gains of $458.7 million and net unrealized capital losses of $232.1 million at September 30, 1995 and 1994, respectively.

Overview
The Company's adjusted earnings (after-tax) follow (in millions):

                                             3 Months Ended              9 Months Ended
                                              September 30,               September 30,
                                          1995             1994       1995             1994
                                      ---------------------------------------------------------
Net income                             $    39.2        $    36.8  $    121.1       $    109.4
 Less:
     Net realized capital gains              5.4              2.2        12.5              3.5
                                      ---------------------------------------------------------
Adjusted earnings                      $    33.8        $    34.6  $    108.6       $    105.9
                                      =========================================================

The Company's adjusted earnings for the nine months ended September 30, 1995 increased 3% when compared with the same period a year ago, while third quarter of 1995 adjusted earnings reflected a 2% decrease when compared to the third quarter of 1994.

Third quarter and year-to-date results in 1995 reflected an increase in charges assessed against policyholders and net investment income related to the growth in assets under management offset by an increase in operating expenses. The increase in operating expenses primarily reflects continued business growth. Operating expenses for the nine months ended September 30, 1995 also include increased costs associated with the implementation of a new contract administration system.

                                      (9)

Segment Results

Life Insurance Segment
----------------------
                                                        3 Months Ended                   9 Months Ended
                                                         September 30,                    September 30,
Operating Summary (millions)                          1995           1994              1995           1994
--------------------------------------------------------------------------------------------------------------
Premiums                                           $     8.3     $     12.5        $     33.5     $     37.3
Charges assessed against policyholders                  41.5           38.8             122.9          113.3
Net investment income                                   44.3           41.7             129.7          128.4
Net realized capital gains                               1.5             .2               1.1             .5
Other income                                             1.3            1.0               4.3            3.5
      --------------------------------------------------------------------------------------------------------
       Total revenue                                    96.9           94.2             291.5          283.0
      --------------------------------------------------------------------------------------------------------
Current and future benefits                             54.8           52.5             149.1          155.9
Operating expenses                                      13.4           14.4              44.5           45.2
Amortization of deferred policy acquisition costs        5.1            5.8              23.0           13.6
      --------------------------------------------------------------------------------------------------------
       Total benefits and expenses                      73.3           72.7             216.6          214.7
      --------------------------------------------------------------------------------------------------------
       Income before federal income taxes               23.6           21.5              74.9           68.3
Federal income taxes                                     9.2            8.0              29.1           25.3
      --------------------------------------------------------------------------------------------------------
       Net income                                  $    14.4     $     13.5        $     45.8     $     43.0
==============================================================================================================
--------------------------------------------------------------------------------------------------------------
Deposits not included in premiums above: (1)
     Experience-rated                              $    70.4     $     68.7        $    235.4     $    199.6
     Non-guaranteed                                      9.6            6.4              29.5           19.0
                                              ----------------------------------------------------------------
     Total                                         $    80.0     $     75.1        $    264.9     $    218.6
==============================================================================================================
Assets under management: (2)
     Fully guaranteed                                                              $    603.4     $    621.1
     Experience-rated                                                                 1,703.3        1,428.9
     Non-guaranteed                                                                     117.0           77.5
                                              ----------------------------------------------------------------
     Total                                                                         $  2,423.7     $  2,127.5
==============================================================================================================

(1) Under FAS 97, certain deposits are not included in premiums or revenue.
(2) Under FAS 115, included above are net unrealized capital gains of $63.0 million and net unrealized capital losses of $23.0 million at September 30, 1995 and 1994, respectively.

Adjusted earnings in the Life Insurance segment (after-tax) follow (in millions):

                                          3 Months Ended                9 Months Ended
                                           September 30,                 September 30,
                                       1995             1994         1995             1994
                                     -------------------------------------------------------
Net income                           $   14.4         $   13.5     $   45.8         $   43.0
 Less:
     Net realized capital gains           1.0               .2           .7               .4
                                     -------------------------------------------------------
Adjusted earnings                    $   13.4         $   13.3     $   45.1         $   42.6
                                     =======================================================

Adjusted earnings for the nine months ended September 30, 1995 increased 6% when compared with the same period a year ago, while third quarter of 1995 adjusted earnings remained level when compared to the third quarter of 1994. Third quarter and year-to-date results in 1995 reflected an increase in the volume of business in force as a result of strong sales over the past year.

Charges assessed against policyholders for universal life and interest-sensitive whole life insurance increased 7% and 8% for the three and nine months ended September 30, 1995, respectively, when compared with the same periods a year ago reflecting an increase in the volume of business in force.


                                      (10)

Net investment income increased 6% and 1% for the three and nine months ended September 30, 1995, respectively, when compared with the same periods a year ago reflecting an increase in universal life assets under management partially offset by the lower net investment yield on the Company's portfolio of investments.

Current and future benefits decreased 4% for the nine months ended September 30, 1995 when compared with the same period a year ago reflecting improved mortality experience related to universal life insurance. Current and future benefits for the three months ended September 30, 1995 increased 4% reflecting unfavorable mortality experience when compared with the same period a year ago.

Financial Services Segment
--------------------------

                                                          3 Months Ended                    9 Months Ended
                                                           September 30,                     September 30,
Operating Summary (millions)                            1995           1994               1995           1994
----------------------------------------------------------------------------------------------------------------
Premiums                                             $    15.8      $    14.2          $    61.3      $    41.9
Charges assessed against policyholders                    38.7           31.8              108.2           93.7
Net investment income                                    205.8          182.4              602.3          556.5
Net realized capital gains                                 6.8            3.2               18.2            4.8
Other income                                               6.2              -               25.7             .4
          ------------------------------------------------------------------------------------------------------
            Total revenue                                273.3          231.6              815.7          697.3
          ------------------------------------------------------------------------------------------------------
Current and future benefits                              175.4          154.1              528.0          465.2
Operating expenses                                        60.9           40.1              178.4          121.5
Amortization of deferred policy acquisition costs          1.8            6.1                4.3           18.1
          ------------------------------------------------------------------------------------------------------
            Total benefits and expenses                  238.1          200.3              710.7          604.8
          ------------------------------------------------------------------------------------------------------
            Income before federal income taxes            35.2           31.3              105.0           92.5
Federal income taxes                                      10.4            8.0               29.7           26.1
          ------------------------------------------------------------------------------------------------------
            Net income                               $    24.8      $    23.3          $    75.3      $    66.4
================================================================================================================
----------------------------------------------------------------------------------------------------------------
Deposits not included in premiums above: (1)
     Fully guaranteed                                $   232.5      $   178.9          $   805.7      $   531.8
     Experience-rated                                    192.2          209.3              586.3          694.4
     Non-guaranteed                                      462.2          314.1            1,160.2        1,002.7
                                                    ------------------------------------------------------------
     Total                                           $   886.9      $   702.3          $ 2,552.2      $ 2,228.9
================================================================================================================
Assets under management: (2)
     Fully guaranteed                                                                  $ 2,666.4      $ 1,938.7
     Experience-rated                                                                    8,690.4        7,674.2
     Non-guaranteed                                                                     10,491.5        7,568.7
                                                                                      --------------------------
Total                                                                                  $21,848.3      $17,181.6
================================================================================================================

(1) Under FAS 97, certain deposits are not included in premiums or revenue.
(2) Under FAS 115, included above are net unrealized capital gains of $395.7 million and net unrealized capital losses of $209.1 million at September 30, 1995 and 1994, respectively.

Adjusted earnings in the Financial Services segment (after-tax) follow (in millions):

                                                3 Months Ended                    9 Months Ended
                                                 September 30,                     September 30,
                                             1995             1994             1995             1994
                                           -----------------------------------------------------------
Net income                                 $   24.8         $   23.3         $   75.3         $   66.4
 Less:
     Net realized capital gains                 4.4              2.0             11.8              3.1
                                           -----------------------------------------------------------
Adjusted earnings                          $   20.4         $   21.3         $   63.5         $   63.3
                                           ===========================================================


                                     (11)

Effective January 1, 1995 the Company assumed responsibility for two service organizations, a record keeping service organization and a payment and retiree administration service organization, with year-to-date combined adjusted losses of $(.4) million. As a result, other income and operating expenses reflect variances of $8.5 million and $9.0 million for the three months ended September 30, 1995, and $28.3 million and $28.8 million for the nine months ended September 30, 1995. The results of these organizations were previously reported by an affiliate.

Adjusted earnings for the nine months ended September 30, 1995 remained level when compared with the same period a year ago, while the third quarter of 1995 adjusted earnings reflected a 4% decrease when compared to the third quarter of 1994. Third quarter and year-to-date results in 1995 reflected an increase in charges assessed against policyholders and net investment income, primarily due to an increase in assets under management, offset by increases in operating expenses.

Charges assessed against policyholders for annuity contracts increased 22% and 16% for the three and nine months ended September 30, 1995, respectively, when compared with the same periods a year ago, reflecting the increase in assets under management.

Net investment income increased 13% for the three months ended September 30, 1995 when compared with the same period a year ago, reflecting the increase in assets under management and the higher net investment yield on the Company's portfolio of investments. Net investment income increased 8% for the nine months ended September 30, 1995 when compared with the same period a year ago, reflecting the increase in assets under management partially offset by the lower net investment yield on the Company's portfolio of investments.

Operating expenses for the three and nine months ended September 30, 1995, excluding the impact of moving the two service organizations into the Company as discussed above, increased by 29% and 23% when compared to the same periods a year ago. The increase in operating expenses primarily reflects continued business growth. Operating expenses for the nine months ended September 30, 1995 also include increased costs associated with the implementation of a new contract administration system.


General Account Investments
---------------------------

The Company's investment strategies and portfolios are intended to match the duration of the related liabilities and provide sufficient cash flow to meet obligations while maintaining a competitive rate of return. The duration of these investments is monitored, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. The risks associated with investments supporting experience-rated products are assumed by those customers subject to, among other things, certain minimum guarantees.

                                     (12)

The Company's invested assets were comprised of the following, net of impairment reserves:

                                                              September 30,   December 31,
(Millions)                                                        1995            1994
------------------------------------------------------------------------------------------
Debt securities                                              $   11,999.5    $   10,191.4
Equity securities:
    Non-redeemable preferred stock                                   61.5            47.2
    Investment in affiliated mutual funds                           241.7           181.9
    Common stock                                                      7.6               -
Short-term investments                                               16.6            98.0
Mortgage loans                                                        5.6             9.9
Policy loans                                                        305.7           248.7
Limited partnership                                                  24.6            24.4
                                                             -----------------------------
    Total Investments                                            12,662.8        10,801.5
Cash and cash equivalents                                           506.4           623.3
                                                             -----------------------------
    Total Investments and Cash and Cash Equivalents          $   13,169.2    $   11,424.8
==========================================================================================

At September 30, 1995 and December 31, 1994, the Company's carrying value of investments in debt securities were $12.0 billion and $10.2 billion, 95% and 94%, respectively, of total general account invested assets. At September 30, 1995 and December 31, 1994, $9.2 billion and $8.0 billion, 77% and 78%, respectively, of total debt securities supported experience-rated products.

It is management's objective that the portfolio of debt securities be of high quality and be well-diversified by market sector. The debt securities in the Company's portfolio are generally rated by external rating agencies, and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. The average quality rating of the Company's debt security portfolio was AA- at September 30, 1995 and AA at December 31, 1994.


Debt Securities Quality Ratings
at September 30, 1995
---------------------------------
AAA                        47.0%
AA                         11.4
A                          24.1
BBB                        12.6
BB                          3.8
B                           1.1
                         --------
                          100.0%
                         ========


Debt Securities Investments by Market Sector
at September 30, 1995
------------------------------------------------------------
U.S. Corporate Securities                             43.7%
Residential Mortgage-Backed Securities                27.5
Foreign Securities - U.S. Dollar Denominated          11.0
Asset-Backed Securities                                6.3
Commercial/Multifamily Mortgage-Backed Securities      5.6
U.S. Treasuries/Agencies                               5.4
Other                                                   .5
                                                    --------
                                                     100.0%
                                                    ========


                                     (13)

PART II.        OTHER INFORMATION


Item 1. Legal Proceedings.

The Company and its Board of Directors know of no material legal proceedings pending to which the Company is a party or which would materially affect the Company.

Item 6. Exhibits and Reports on Form 8-K.

        (a)     Exhibits

                (27)    Financial Data Schedule.

        (b)     Reports on Form 8-K

                None.


                                     (14)

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AETNA LIFE INSURANCE AND ANNUITY COMPANY
                                              (Registrant)


  November 10, 1995                   By /s/ Eugene M. Trovato
 -------------------                    ------------------------
       (Date)                           Eugene M. Trovato
                                        Vice President and Controller
                                        (Chief Accounting Officer)


                                     (15)

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses payable by the Company in connection with the offering is set forth in the table below.


         SEC registration fee               $  20,000
         Printing                           $  25,000
         Legal fees and expenses            $  50,000
         Accounting fees and expenses       $   5,000
         Miscellaneous                      $     500
                                              _______
         Total                              $ 100,500



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is hereby made to the Connecticut  General Statues  ("C.G.S."),
Section 33-320a, regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

     C.G.S. 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared by the corporation with the insured individuals on an agreed basis.

     Consistent with the statute, Aetna Life and Casualty has procured insurance from Lloyd's of London and several major United States excess insurers for the directors and officers of itself and its subsidiaries which supplements the indemnification rights provided by C.G.S. 33-320a to the extent such coverage does not violate public policy.


ITEM 16.  EXHIBITS

Exhibit
Number            Description of Exhibits


 (4)(a)  Form of Group Annuity Contract (Form No. G1-MGA-95)^

 (4)(b)  Form of Individual Annuity Contract (Form No. I1-MGA-95)

 (5)     Opinion as to Legality

(10) Material contracts are listed under Exhibit 10 in the Company's Form 10-K for the fiscal year ended December 31, 1994, which is included in the Prospectus as Appendix B. Each of the Exhibits so listed is incorporated by reference as indicated in the Form 10-K.

(15) Letter dated November 16, 1995 from KPMG Peat Marwick LLP regarding use of its reports dated April 27, July 27, and October 26, 1995, included in the Form 10-Q quarterly reports of the Company for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, respectively.^

(23)(a)  Consent of Independent Auditors^


(23)(b)  Consent of Counsel (see Exhibit 5)


(24)     Powers of Attorney (included on signature page)^


         Exhibits other than these listed are omitted because they are not required or are not applicable.


^ Previously filed with this Registration Statement File No. 33-64331 on November 16, 1995.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:


(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on January 17, 1996.

                                    Aetna Life Insurance and Annuity Company

                                    By Daniel P. Kearney*
                                       ---------------------
                                       Daniel P. Kearney
                                       Principal Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                 Title                            Date


    Daniel P. Kearney*       Director and President           January 17, 1996
 ---------------------       (principal executive officer)
    Daniel P. Kearney


    David E. Bushong*        Acting Chief Financial Officer   January 17, 1996
 ---------------------       (principal financial officer)
    David E. Bushong


    Eugene M. Trovato*       Vice President, Controller       January 17, 1996
 ---------------------
    Eugene M. Trovato


   James C. Hamilton*        Director                         January 17, 1996
 ----------------------
   James C. Hamilton



    Gary G. Benanav*         Director                         January 17, 1996
 --------------------
    Gary G. Benanav


    Christopher J. Burns*    Director                         January 17, 1996
 ------------------------
    Christopher J. Burns


    Laura R. Estes*          Director                         January 17, 1996
 ------------------
    Laura R. Estes

    John Y. Kim*             Director                         January 17, 1996
 ---------------
    John Y. Kim



    Shaun P. Mathews*        Director                         January 17, 1996
 ---------------------
    Shaun P. Mathews*


    Scott A. Striegel*       Director                         January 17, 1996
 ---------------------
    Scott A. Striegel



    /s/Susan E. Bryant
    -------------------
    Susan E. Bryant
    *Attorney-in-Fact